Exhibit 2.1

execution version

STOCK PURCHASE AGREEMENT

BY AND among

Hilltop Holdings Inc.,

ARC Insurance Holdings, Inc.,

Align NL Holdings, LLC,

and, solely for the purposes specified herein,

Align Financial Holdings, LLC

and, solely for the purposes specified in Section 5(b)(i) herein,

MGI Holdings, INC.

Dated as of January 30, 2020

-i-

(cc)	Systems	35
(dd)	Unclaimed Property	35
(ee)	Disclaimer of Other Representations and Warranties	35

Section 5.	Pre-Closing Covenants	35
(a)	General	35
(b)	Notices and Consents	36
(c)	Operation of Business	37
(d)	Full Access	39
(e)	Notice of Developments	39
(f)	Exclusivity	40
(g)	Confidentiality	40
(h)	Change of Control of NLIC and NLASCONL	40
(i)	Financing	40
(j)	Additional Financial Statements	43
(k)	Investment	43
(l)	Lease Extension	43

Section 6.	Post-Closing Covenants	43
(a)	General	43
(b)	Litigation Support	44
(c)	Transition	44
(d)	Insurance	44
(e)	Business Employees	44
(f)	Cooperation	46
(g)	Confidentiality	46

Section 7.	Conditions Precedent	47
(a)	Conditions to Each Party’s Obligation to Close	47
(b)	Conditions to Buyer’s Obligation to Close	47
(c)	Conditions to Seller’s Obligation to Close	48
(d)	Frustration of Closing Conditions	49

Section 8.	Termination	49
(a)	Termination of Agreement	49
(b)	Effect of Termination	50
(c)	Notice of Termination	50

Section 9.	Indemnification and Survival	51
(a)	Indemnification by Seller	51
(b)	Indemnification by Buyer	53
(c)	Notice and Defense of Claims; Settlements	54
(d)	Survival	56
(e)	Mitigation	57
(f)	Exclusive Remedy	57
(g)	Additional Indemnification Provisions	57

Section 10.	Tax Matters	57
(a)	Tax Returns	57
(b)	Certain Tax Refunds	58

-ii-

(c)	Tax Sharing Agreements	58
(d)	Tax Treatment of Payments	58
(e)	Cooperation and Exchange of Information	59
(f)	Post-Closing Tax Covenants; Certain Tax Returns	59
(g)	Transfer Taxes	59

Section 11.	Miscellaneous	60
(a)	Press Releases and Public Announcements	60
(b)	Burden and Benefit	60
(c)	Entire Agreement	60
(d)	Succession and Assignment	60
(e)	Counterparts	61
(f)	Headings	61
(g)	Notices	61
(h)	Governing Law; Venue	63
(i)	Amendments and Waivers	63
(j)	Delays or Omissions	63
(k)	Severability	63
(l)	Expenses	64
(m)	Construction	64
(n)	Incorporation of Exhibits, Annexes, and Schedules	64
(o)	Waiver of Jury Trial	64
(p)	Specific Performance	64
(q)	Parent Guaranty	65
(r)	Certain Financing Provisions	65

Schedule 1: Acquired Entities

Schedule 2: Carrier Entities

Schedule 3: Post-Closing Structure

Exhibit 7(b)(v): Noncompetition Agreement

Exhibit 7(b)(vi): Seller’s Release

Exhibit 7(b)(viii): Transition Services Agreement

-iii-

INDEX OF DEFINED TERMS

Accountant	Section 2(c)(v)
Accountant’s Report	Section 2(c)(vi)
Accredited Investor	Section 1
Actuarial Analyses	Section 4(x)
Affiliate	Section 1
Affiliated Group	Section 1
Agency Business	Section 1
Agency Entities	Section 1
Aggregate Adverse Effect	Section 5(b)(i)
Agreement	Preamble
ARC Insurance Holdings	Preamble
ASIC	Section 1
Business	Section 1
Business Employee	Section 1
Business Material Adverse Effect	Section 1
Buyer	Preamble
Buyer 401(k) Plan	Section 6(e)(viii)
Buyer Disclosure Letter	Section 3(b)
Buyer Indemnitees	Section 1
Buyer Material Adverse Effect	Section 3(b)(i)
Buyer Tax Return	Section 10(a)
Cap	Section 9(a)(ii)
Carrier Business	Section 1
Carrier Entities	Section 1
Carrier Entities Closing	Section 2(a)(ii)
Carrier Entities Transaction	Section 2(a)(ii)
Closing	Section 2(d)
Closing Date	Section 2(d)
Closing Purchase Price	Section 2(b)
Code	Section 1
Combined Tax Return	Section 10(a)
Commitment Letters	Section 3(b)(vi)(A)
Company Forms	Section 4(aa)
Confidentiality Agreement	Section 5(g)
Consultation Period	Section 2(c)(iv)
Contract	Section 1
De Minimis Amount	Section 9(a)(ii)
Debt Commitment Letter	Section 3(b)(vi)(A)
Debt Financing	Section 3(b)(vi)(A)
Definitive Agreements	Section 5(i)(i)
Dispute Notice	Section 2(c)(iii)
Divested Business Employee	Section 6(e)(x)
Employee Benefit Plan	Section 1
Environmental, Health and Safety Requirements	Section 1
Equity Commitment Letter	Section 3(b)(vi)(A)

-iv-

Equity Financing	Section 3(b)(vi)(A)
ERISA	Section 1
ERISA Affiliate	Section 1
Financing	Section 3(b)(vi)(A)
Financing Entities	Section 1
Financing Parties	Section 1
Fundamental Representations and Warranties	Section 1
GAAP	Section 1
Governmental Approval	Section 1
Governmental Authority	Section 1
Governmental Filing	Section 1
Guaranteed Obligations	Section 11(q)
Guaranty	Section 11(q)
Hart-Scott-Rodino Act	Section 1
Hilltop	Preamble
Income Tax	Section 1
Income Tax Return	Section 1
Indemnified Party	Section 9(c)(i)
Indemnifying Party	Section 9(c)(i)
Initial Purchase Price	Section 1
Insurance Companies	Section 1
Investment Assets	Section 4(e)(i)
Investment Guidelines	Section 5(c)(iii)(O)
Investors	Section 3(b)(vi)(A)
IRS	Section 1
Judgment	Section 1
Knowledge	Section 1
Law	Section 1
Leased Real Property	Section 1
Leases	Section 1
Legal Proceedings	Section 4(r)
Lenders	Section 3(b)(vi)(A)
Licensed Assets	Section 1
Lien	Section 1
Losses	Section 9(a)(i)
Material Contracts	Section 4(p)(i)
MGI	Preamble
Multiemployer Plan	Section 1
NALICO	Section 1
NALICONL	Section 1
NGC	Section 2(a)(ii)
NLC	Recitals
NLC Benefit Plan	Section 1
NLC Closing Balance Sheet	Section 2(c)(ii)
NLC Closing Tangible Book Value	Section 2(c)(ii)
NLC Financial Statements	Section 4(g)(i)

-v-

NLC Most Recent Financial Statements	Section 4(g)(i)
NLC Most Recent Fiscal Period End	Section 4(g)(i)
NLC Pre-Closing Balance Sheet	Section 2(c)(i)
NLC Pre-Closing Tangible Book Value	Section 2(c)(i)
NLC Proprietary Asset	Section 1
NLC Share	Section 1
NLIC	Section 1
Noncompetition Agreement	Section 7(b)(v)
Ordinary Course of Business	Section 1
Outside Date	Section 8(a)(ii)
Owned Real Property	Section 1
Parent	Preamble
Parent Sections	Preamble
Parties	Preamble
Permitted Encumbrances	Section 1
Person	Section 1
Post-Closing Adjustment Notice	Section 2(c)(ii)
Pre-Closing Adjustment Notice	Section 2(c)(i)
Pre-Closing Separate Tax Return	Section 10(a)
Pre-Closing Tax Period	Section 9(a)(i)(C)
Producer Agreement	Section 4(bb)
Producers	Section 4(bb)
Proprietary Asset	Section 1
Regulatory Statements	Section 1
Reinsurance Contracts	Section 4(q)(i)
Required Amounts	Section 3(b)(vi)(D)
Required Licenses	Section 4(l)(ii)
Review Period	Section 2(c)(iii)
RIH	Recitals
SAP	Section 1
SEC	Section 1
Section 338(h)(10) Subsidiaries	Section 2(c)(i)
Securities Act	Section 1
Securities Exchange Act	Section 1
Seller	Preamble
Seller 401(k) Plans	Section 6(e)(viii)
Seller Debt	Section 5(b)(i)
Seller Disclosure Letter	Section 3(a)
Seller Indemnitees	Section 1
Seller Plan	Section 1
Seller’s Release	Section 7(b)(vi)
Seller’s Transaction Expenses	Section 1
Separate Adverse Effect	Section 5(b)(i)
Subsidiary	Section 1
Systems	Section 4(cc)
Tangible Book Value	Section 1

-vi-

Target NLC Closing Tangible Book Value	Section 1
Tax	Section 1
Tax Amount	Section 2(c)(i)
Tax Authority	Section 1
Tax Benefit	Section 1
Tax Claim	Section 9(c)(viii)(A)
Tax Controlling Party	Section 9(c)(viii)(A)
Tax Non-Controlling Party	Section 9(c)(viii)(A)
Tax Proceeding	Section 1
Tax Return	Section 1
Taxes	Section 1
TBV Change	Section 2(c)(i)
TDI	Section 1
Termination Fee	Section 5(b)(i)
Third Party Claim	Section 9(c)(i)
Threshold Amount	Section 9(a)(ii)
Transaction	Section 2(a)(i)
Transaction Documents	Section 1
Transfer Taxes	Section 10(g)
Transferred Business Employee	Section 6(e)(i)
Transition Services Agreement	Section 7(b)(viii)

-vii-

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is entered into as of January 30, 2020, by and among Hilltop Holdings Inc., a Maryland corporation (“Hilltop”), ARC Insurance Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Hilltop (“ARC Insurance Holdings,” and collectively with Hilltop, “Seller”), Align NL Holdings, LLC, a Delaware limited liability company (“Buyer”), solely for purposes of Section 3(b) and Section 11(q) herein (the “Parent Sections”), Align Financial Holdings, LLC, a Delaware limited liability company (“Parent”), and solely for purposes of Section 5(b)(i) herein, MGI Holdings, Inc., a Delaware corporation (“MGI”). Buyer and Seller are each referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, ARC Insurance Holdings is the beneficial and record owner of all of the outstanding capital stock of National Lloyds Corporation, a Delaware corporation (“NLC”);

WHEREAS, Buyer desires to acquire 100% of the outstanding capital stock of NLC upon the terms and conditions set forth herein;

WHEREAS, through such capital stock acquisition, Buyer intends, among other things, to acquire ownership and control of the entities set forth on Schedule 1 and Seller intends that such acquisition of control be implemented on the Closing Date (as defined below); and

WHEREAS, concurrently with and conditioned upon the Closing, Buyer intends, among other things, to sell to ReAlign Insurance Holdings, LLC, a Delaware limited liability company (“RIH”), all of the issued and outstanding equity interests of the Insurance Companies (with RIH thereby also acquiring ownership and control of the other Carrier Entities), with Buyer retaining NLC and each Subsidiary set forth on Schedule 1 that is not a Carrier Entity.

NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties made herein, and of the mutual benefits to be derived therefrom, the Parties agree as follows:

Section 1.              Definitions.

“Accountant” has the meaning set forth in Section 2(c)(v).

“Accountant’s Report” has the meaning set forth in Section 2(c)(vi).

“Accredited Investor” has the meaning set forth in Regulation D promulgated under the Securities Act.

“Actuarial Analyses” has the meaning set forth in Section 4(x).

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

“Affiliated Group” means any affiliated group within the meaning of Code Section 1504(a) or any similar group defined under a similar provision of state, local, or non-U.S. Law.

“Agency Business” means the portion of the Business involving NLASCO Services, Inc., NALICO, Enspire Insurance Services, Inc. and certain other Subsidiaries of NLC, which primarily involves providing general agency, employment and other services to the Carrier Business.

“Agency Entities” means NLASCO Services, Inc., a Texas corporation, NALICO, and Enspire Insurance Services, Inc., a Delaware corporation.

“Aggregate Adverse Effect” has the meaning set forth in Section 5(b)(i).

“Agreement” has the meaning set forth in the Preamble.

“ARC Insurance Holdings” has the meaning set forth in the Preamble.

“ASIC” means American Summit Insurance Company.

“Business” means the businesses of NLC and its Subsidiaries.

“Business Employee” means any employee of NLC and its Subsidiaries whose services to Seller and its Affiliates primarily relate to the Business (including any such individual on short- or long-term disability, vacation or other approved leave of absence), provided that notwithstanding the foregoing, any individual listed on Section 1(b) of the Seller Disclosure Letter shall not be a Business Employee.

“Business Material Adverse Effect” means any event, circumstance, change, occurrence, effect or other matter that, individually or in the aggregate, has or would reasonably be expected to have a materially adverse effect on the Business, assets, liabilities, financial condition or long-term results of operations of the Business taken as a whole or on the ability of Seller to consummate the Transaction (or the parties thereto to consummate the Carrier Entities Transaction); provided, that no such event, effect or change resulting or arising from or in connection with any of the following matters shall be deemed by itself or by themselves, either alone or in combination, to constitute or contribute to a Business Material Adverse Effect: (a) the general conditions in the industry in which the Business operates, including competition in any of the geographic areas in which the Business operates; (b) general political, economic, business, monetary, financial or capital or credit market conditions or trends (including interest rates); (c) changes in global or national political conditions or trends; (d) any act of civil unrest, war or terrorism (including by cyberattack or otherwise), including an outbreak or escalation of hostilities involving the United States or any other country or the declaration by the United States or any other country of a national emergency or war; (e) any conditions resulting from natural disasters or weather developments, including pandemics, earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides and wildfires, manmade disasters or acts of God; (f) the failure of the financial or operating performance of Seller or the Business to meet internal, Buyer or analyst projections, forecasts or budgets for any period in and of itself and not the reason for the failure to meet such internal, Buyer or analyst projections, forecasts or budgets (provided, that this clause (f) shall not be construed as implying that Seller is making any representation or warranty herein with respect to any internal, Buyer or analyst projections, forecasts or budgets and no such representations or warranties are being made); (g) any action taken or omitted to be taken at the written request or with the written consent of Buyer, or compliance with applicable Law or the covenants and agreements contained in this Agreement; (h) the execution, announcement, pendency or consummation of this Agreement or the Transaction or the Carrier Entities Transaction, or the identity of Buyer (including any loss of Business Employees, customers or other business relationships resulting from any of the foregoing); or (i) changes in any Law (including any proposed Law) or GAAP or other applicable accounting principles or standard or any interpretations thereof; provided, that any adverse events, effects or changes resulting from the matters described in clauses (a), (b), (c), (d) and (i) may be taken into account in determining whether there has been a Business Material Adverse Effect to the extent, and only to the extent, that they have a materially disproportionate effect on the Business in the aggregate relative to similarly situated businesses in the industry in which the Business operates.

“Buyer” has the meaning set forth in the Preamble.

“Buyer 401(k) Plan” has the meaning set forth in Section 6(e)(viii).

“Buyer Disclosure Letter” has the meaning set forth in Section 3(b).

“Buyer Indemnitees” means the following Persons: (a) Buyer; (b) Buyer’s current and future Affiliates (including, from and after the Closing, NLC and its Subsidiaries); (c) to the extent applicable to the Carrier Entities, the Carrier Business or the Carrier Entities Transaction, RIH and RIH’s current and future Affiliates (including, from and after the Closing, the Carrier Entities); (d) the respective directors, officers, shareholders, partners, employees, agents and other representatives of the Persons referred to in clauses “(a)”, “(b)” and “(c)” above; and (e) the respective successors and assigns of the Persons referred to in clauses “(a)”, “(b)”, “(c)” and “(d)” above.

“Buyer Material Adverse Effect” has the meaning set forth in Section 3(b)(i).

“Buyer Tax Return” has the meaning set forth in Section 10(a).

“Cap” has the meaning set forth in Section 9(a)(ii).

“Carrier Business” means the portion of the Business involving the Carrier Entities, which primarily involves providing personal lines property insurance.

“Carrier Entities” means the Insurance Companies and the Subsidiaries of NLC set forth on Schedule 2.

“Carrier Entities Closing” has the meaning set forth in Section 2(a)(ii).

“Carrier Entities Transaction” has the meaning set forth in Section 2(a)(ii).

“Closing” has the meaning set forth in Section 2(d).

“Closing Date” has the meaning set forth in Section 2(d).

“Closing Purchase Price” has the meaning set forth in Section 2(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Tax Return” has the meaning set forth in Section 10(a).

“Commitment Letters” has the meaning set forth in Section 3(b)(vi)(A).

“Company Forms” has the meaning set forth in Section 4(aa).

“Confidentiality Agreement” has the meaning set forth in Section 5(g).

“Consultation Period” has the meaning set forth in Section 2(c)(iv).

“Contract” means any written or oral agreement, contract, lease, note, loan, evidence of indebtedness, purchase order, letter of credit, indenture, security or pledge agreement, franchise agreement, undertaking, covenant not to compete, license, instrument, obligation, promise or other commitment (in each case, whether express or implied), in each case, that is written or oral (or that is material to NLC or the Subsidiary bound thereby), including any amendments or supplements thereto, to which NLC or any of its Subsidiaries (a) is a party; (b) by which NLC, any of its Subsidiaries, or any of their assets is or may become bound or under which NLC or its Subsidiaries has, or may become subject to, any obligation; or (c) under which NLC or its Subsidiaries has or may acquire any right or interest.

“De Minimis Amount” has the meaning set forth in Section 9(a)(ii).

“Debt Commitment Letter” has the meaning set forth in Section 3(b)(vi)(A).

“Debt Financing” has the meaning set forth in Section 3(b)(vi)(A).

“Definitive Agreements” has the meaning set forth in Section 5(i)(i).

“Dispute Notice” has the meaning set forth in Section 2(c)(iii).

“Divested Business Employee” has the meaning set forth in Section 6(e)(x).

“Employee Benefit Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and any other bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, dental, disability, accident, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan, and any other employee compensation or benefit plan, policy, program, agreement or arrangement, excluding, in each case, any Multiemployer Plan.

“Environmental, Health and Safety Requirements” means all federal, state, local, and foreign statutes, regulations, and ordinances concerning public health and safety, worker health and safety, pollution, or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances, or wastes, as such requirements are enacted and in effect on or prior to the Closing Date.

“Equity Commitment Letter” has the meaning set forth in Section 3(b)(vi)(A).

“Equity Financing” has the meaning set forth in Section 3(b)(vi)(A).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Financing” has the meaning set forth in Section 3(b)(vi)(A).

“Financing Entities” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, or to purchase securities from or place securities or arrange or provide loans for Buyer in lieu of the Debt Financing under the Debt Commitment Letter, in connection with the Transaction, including the parties to the Debt Commitment Letter and any joinder agreements or credit agreements relating thereto.

“Financing Parties” means the Financing Entities and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided that neither Buyer nor any Affiliate of Buyer shall be a Financing Party.

“Fundamental Representations and Warranties” means, with respect to Seller, the representations and warranties of Seller set forth in Section 3(a)(i) (Organization of Seller), Section 3(a)(ii) (Authorization of Transaction), Section 3(a)(iv) (Brokers’ Fees), Section 3(a)(v) (NLC Shares), Section 4(a) (Organization, Qualification, and Corporate Power), Section 4(b) (Capitalization) and Section 4(c) (Brokers’ Fees) and, with respect to Buyer, the representations and warranties of Buyer set forth in Section 3(b)(i) (Organization of Buyer), Section 3(b)(ii) (Authorization of Transaction) and Section 3(b)(iv) (Brokers’ Fees).

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Governmental Approval” means any approval, consent, license, permit, waiver, clearance, acquiescence or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority pursuant to applicable Law.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental, self-regulatory or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Governmental Filing” means any filing or submission made to a Governmental Authority to obtain a Governmental Approval.

“Guaranteed Obligations” has the meaning set forth in Section 11(q).

“Guaranty” has the meaning set forth in Section 11(q).

“Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hilltop” has the meaning set forth in the Preamble.

“Income Tax” means any federal, state, local, or foreign income tax measured by or imposed on net income (however denominated), including any interest, penalty, or addition thereto, whether disputed or not.

“Income Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Income Taxes, including any schedule or attachment thereto.

“Indemnified Party” has the meaning set forth in Section 9(c)(i).

“Indemnifying Party” has the meaning set forth in Section 9(c)(i).

“Initial Purchase Price” means One Hundred Fifty Million Dollars $150,000,000.00.

“Insurance Companies” means NLIC and ASIC.

“Investment Assets” has the meaning set forth in Section 4(e)(i).

“Investment Guidelines” has the meaning set forth in Section 5(c)(iii)(O).

“Investors” has the meaning set forth in Section 3(b)(vi)(A).

“IRS” means the Internal Revenue Service.

“Judgment” means any judgment, injunction, order or decree of any Governmental Authority.

“Knowledge” means actual knowledge, after reasonable inquiry, of the individuals set forth on Section 1(c) of the Seller Disclosure Letter.

“Law” means any national, state or local law, statute, code, common law, order, ordinance, rule or regulation, in each case promulgated by a Governmental Authority.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property that is used in the Business.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto, pursuant to which NLC or any of its Subsidiaries holds any Leased Real Property.

“Legal Proceeding” has the meaning set forth in Section 4(r).

“Lenders” has the meaning set forth in Section 3(b)(vi)(A).

“Licensed Assets” means each Proprietary Asset that is licensed or otherwise made available to NLC and its Subsidiaries by any Person.

“Lien” means any mortgage, pledge, lien, encumbrance, charge, claim, security interest, right of first refusal, option, restriction, limitation or other similar interest of any kind, whether voluntary or involuntary (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest) and, with respect to an equity interest, any option or other right to purchase or any restriction on voting or other rights, other than (a) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings and for which a reserve in the full amount of the assessed tax plus related sums alleged to be owed has been put in place in the alleged taxpayer’s financial statements, (b) purchase money liens and liens securing rental payments under capital lease arrangements having a value, in the aggregate, of less than $10,000, (c) minor liens that have arisen in the Ordinary Course of Business and that do not (individually or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of NLC and its Subsidiaries, (d) in the case of tangible property other than equity or debt securities or similar interests, Permitted Encumbrances, and (e) with respect to equity or debt securities, restrictions imposed by applicable state or federal securities Laws and restrictions imposed by applicable corporate Laws, charters and bylaws to the extent that any applicable legal requirements have been complied with.

“Losses” has the meaning set forth in Section 9(a)(i).

“Material Contracts” has the meaning set forth in Section 4(p)(i).

“MGI” has the meaning set forth in the Preamble.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“NALICO” means NALICO General Agency, Inc.

“NLASCONL” means NLIC’s attorney-in-fact, NLASCO National Lloyds Inc.

“NLC” has the meaning set forth in the Recitals.

“NLC Benefit Plan” means an Employee Benefit Plan sponsored, maintained or contributed to by Seller or NLC or any of their Subsidiaries solely for the benefit of Business Employees.

“NLC Closing Balance Sheet” has the meaning set forth in Section 2(c)(ii).

“NLC Closing Tangible Book Value” has the meaning set forth in Section 2(c)(ii).

“NLC Financial Statements” has the meaning set forth in Section 4(g)(i).

“NLC Most Recent Financial Statements” has the meaning set forth in Section 4(g)(i).

“NLC Most Recent Fiscal Period End” has the meaning set forth in Section 4(g)(i).

“NLC Pre-Closing Balance Sheet” has the meaning set forth in Section 2(c)(i).

“NLC Pre-Closing Tangible Book Value” has the meaning set forth in Section 2(c)(i).

“NLC Proprietary Asset” means any Proprietary Asset owned by or licensed to NLC or any of its Subsidiaries or otherwise used by any of them.

“NLC Share” means any share of the common stock, par value $0.01 per share, of NLC.

“NLIC” means National Lloyds Insurance Company.

“Noncompetition Agreement” has the meaning set forth in Section 7(b)(v).

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Outside Date” has the meaning set forth in Section 8(a)(ii).

“Owned Real Property” means all land, together with all buildings, structures, improvements, and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by NLC or any of its Subsidiaries and used in the Business.

“Parent” has the meaning set forth in the Preamble.

“Parent Sections” has the meaning set forth in the Preamble.

“Parties” has the meaning set forth in the Preamble.

“Permitted Encumbrances” means with respect to each parcel of Owned Real Property: (a) real estate taxes, assessments and other governmental levies, fees, or charges imposed with respect to such Owned Real Property that are (i) not due and payable as of the Closing Date or (ii) being contested by appropriate proceedings; (b) mechanics liens and similar liens for labor, materials, or supplies provided with respect to such Owned Real Property incurred in the Ordinary Course of Business for amounts that are (i) not delinquent and are not individually or in the aggregate more than $10,000 or (ii) being contested in good faith by appropriate proceedings; (c) zoning, building codes, and other land use Laws regulating the use or occupancy of such Owned Real Property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such Owned Real Property; (d) liens set forth in Section 1(d) of the Seller Disclosure Letter; and (e) easements, covenants, conditions, restrictions, and other similar matters affecting title to such Owned Real Property and other title defects that do not or would not materially impair the use or occupancy of such Owned Real Property in the operation of the business of NLC and its Subsidiaries taken as a whole.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, estate, any other business entity or a Governmental Authority (or any department, agency, or political subdivision thereof).

“Post-Closing Adjustment Notice” has the meaning set forth in Section 2(c)(ii).

“Pre-Closing Adjustment Notice” has the meaning set forth in Section 2(c)(i).

“Pre-Closing Separate Tax Return” has the meaning set forth in Section 10(a).

“Pre-Closing Tax Period” has the meaning set forth in Section 9(a)(i)(C).

“Producer Agreement” has the meaning set forth in Section 4(bb).

“Producers” has the meaning set forth in Section 4(bb).

“Proprietary Asset” means any: (a) patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, domain name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, trade secret, computer software, computer program, invention, proprietary product, proprietary right or other intellectual property right or intangible asset; or (b) right to use or exploit any of the foregoing.

“Regulatory Statements” means the annual balance sheet, income statement, statement of capital and surplus, cash flow and other schedules of the identified insurance company in a form consistent with the National Association of Insurance Commissioners’ Annual Convention Blank, prepared in accordance with SAP for the three years ended December 31, 2016, 2017, and 2018, and the quarterly financial statements in a form consistent with the National Association of Insurance Commissioners Quarterly Statement for the quarter and year-to-date period ended September 30, 2019 and subsequent periods, as applicable.

“Reinsurance Contracts” has the meaning set forth in Section 4(q)(i).

“Required Amounts” has the meaning set forth in Section 3(b)(vi)(D).

“Required Licenses” has the meaning set forth in Section 4(l)(ii).

“Review Period” has the meaning set forth in Section 2(c)(iii).

“RIH” has the meaning set forth in the Recitals.

“SAP” means the statutory accounting procedures and practices prescribed or permitted by the State of Texas or other relevant jurisdictions, as the case may be, and employed on a consistent manner throughout the periods involved.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Seller” has the meaning set forth in the Preamble.

“Seller 401(k) Plans” has the meaning set forth in Section 6(e)(viii).

“Seller Debt” has the meaning set forth in Section 5(b)(i).

“Seller Disclosure Letter” has the meaning set forth in Section 3(a).

“Seller Indemnitees” means the following Persons: (a) Seller; (b) Seller’s current and future Affiliates excluding, from and after the Closing, NLC and its Subsidiaries; (c) the respective directors, officers, shareholders, partners, employees, agents and other representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a)”, “(b)” and “(c)” above.

“Seller Plan” means an Employee Benefit Plan sponsored, maintained or contributed to by Seller or any of its Subsidiaries for the benefit of Business Employees, other than any NLC Benefit Plan.

“Seller’s Release” has the meaning set forth in Section 7(b)(vi).

“Seller’s Transaction Expenses” means, without duplication, to the extent not paid prior to the Closing, (i) all reasonably documented out-of-pocket fees and expenses, incurred by or on behalf of, or paid or to be paid by, NLC or its Subsidiaries in connection with the performance or consummation of the Transaction or otherwise relating to the negotiation, preparation or execution of this Agreement or the Transaction Documents, including fees and expenses of counsel, advisors, consultants, investment bankers, accountants, and auditors and experts payable by NLC or its Subsidiaries, plus (ii) any and all change of control bonus or incentive compensation relating solely to services provided to Seller, NLC or any of their Subsidiaries prior to the Closing that may become due or owing to any employee, independent contractor, consultant or agent of Seller or its Subsidiaries as a result of this Agreement or the Transaction (excluding, for the avoidance of doubt, any Retention Agreement (as defined in Section 4(t)(i) of the Seller Disclosure Letter) entered into between NLC and any Business Employee) and the employer’s portion of all withholding, payroll and employer Taxes applicable to such bonuses or compensation.

“Separate Adverse Effect” has the meaning set forth in Section 5(b)(i).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency that has not occurred) to vote in the election of directors or similar governing body is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation); provided, that for purposes of this Agreement, each of the entities set forth on Schedule 1 shall be deemed a subsidiary of NLC. The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Systems” has the meaning set forth in Section 4(cc).

“Tangible Book Value” means, with respect to any corporation, limited liability company, partnership, association, or other entity, stockholders’ equity, determined in accordance with GAAP, less intangible assets and goodwill; provided, however, that “Tangible Book Value” shall exclude all Tax assets and Tax liabilities and, for the avoidance of doubt, all deferred Tax assets and deferred Tax liabilities.

“Target NLC Closing Tangible Book Value” means $78,323,939.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Authority” means any Governmental Authority responsible for the administration, assessment, determination, collection or imposition of any Tax.

“Tax Benefit” means any decrease in Taxes paid or increase in a Tax refund due, including any interest with respect thereto.

“Tax Claim” has the meaning set forth in Section 9(c)(viii)(A).

“Tax Controlling Party” has the meaning set forth in Section 9(c)(viii)(A).

“Tax Non-Controlling Party” has the meaning set forth in Section 9(c)(viii)(A).

“Tax Proceeding” means any audit, examination, contest, litigation or other proceeding with or against any Tax Authority.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“TBV Change” has the meaning set forth in Section 2(c)(i).

“TDI” means the Texas Department of Insurance.

“Termination Fee” has the meaning set forth in Section 5(b)(i).

“Third Party Claim” has the meaning set forth in Section 9(c)(i).

“Threshold Amount” has the meaning set forth in Section 9(a)(ii).

“Transaction” has the meaning set forth in Section 2(a)(i).

“Transaction Documents” means this Agreement, Seller’s Release, the Noncompetition Agreement, the Transition Services Agreement and each other agreement, document, certificate or instrument referred to herein or therein and delivered hereto or thereto.

“Transfer Taxes” has the meaning set forth in Section 10(g).

“Transferred Business Employee” has the meaning set forth in Section 6(e)(i).

“Transition Services Agreement” has the meaning set forth in Section 7(b)(viii).

Section 2.               Purchase and Sale of NLC Shares.

(a)           Transaction Steps.

(i)                          On and subject to the terms and conditions of this Agreement, at the Closing, Buyer shall purchase, acquire and accept from ARC Insurance Holdings, and ARC Insurance Holdings shall, convey, assign, transfer and deliver to Buyer all right, title and interest to 100% of the issued and outstanding NLC Shares, free and clear of all Liens, for the consideration specified below in Section 2(b) (the “Transaction”).

(ii)                         Concurrently with and conditioned upon the Closing, Buyer intends, pursuant to a separate stock purchase agreement to be entered into with RIH, to sell to RIH all of the issued and outstanding equity interests of the ASIC and National Group Corporation, a Delaware corporation (“NGC”) (with RIH thereby also acquiring ownership and control of the other Carrier Entities), with Buyer retaining NLC and each Subsidiary set forth on Schedule 1 that is not a Carrier Entity, as a result of which Buyer will retain the Agency Business and RIH will acquire the Carrier Business (the “Carrier Entities Transaction”). RIH and Buyer further intend that the Agency Business will provide certain agency services to the Carrier Business following the Carrier Entities Closing pursuant to one or more managing general agent agreements. The closing of the Carrier Entities Transaction is referred to herein as the “Carrier Entities Closing”.

(b)            Closing Purchase Price. At the Closing, Buyer shall pay to Seller, by wire transfer or other delivery of immediately available funds, an aggregate cash payment (the “Closing Purchase Price”) equal to the amount calculated as follows: (i) the Initial Purchase Price, plus (ii) the TBV Change (as defined below), whether positive or negative, minus (iii) the Tax Amount (as defined below).

(c)            Tangible Book Value Adjustment.

(i)                           Pre-Closing Financial Statements and Pre-Closing Adjustment Notice. As promptly as practicable, but no later than 10 days prior to the Closing Date, Seller shall prepare and deliver, or shall cause to be prepared and delivered, to Buyer (A) a balance sheet of NLC, prepared in accordance with GAAP, applied on a basis consistent with the accounting principles, practices, procedures, methodologies and policies that were employed in preparing the NLC Financial Statements (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) (the “NLC Pre-Closing Balance Sheet”) as of the Closing Date, and (B) a statement (the “Pre-Closing Adjustment Notice”) setting forth (1) the Tangible Book Value of NLC on the NLC Pre-Closing Balance Sheet, as calculated as set forth on Section 2(c) of the Seller Disclosure Letter (the “NLC Pre-Closing Tangible Book Value”), and the amount calculated as follows: (I) the NLC Pre-Closing Tangible Book Value, less (II) the Target NLC Closing Tangible Book Value (such amount, whether positive or negative, the “TBV Change”) and (2) an amount equal to twenty-three percent (23%) of the difference between (I) $80,000,000 plus or minus the TBV Change to the extent attributable to the Carrier Entities and (II) the adjusted tax basis of the assets of NGC, Excalibur Financial Corporation, a Delaware corporation, and the Insurance Companies (the “Section 338(h)(10) Subsidiaries”) less any liabilities of the Section 338(h)(10) Subsidiaries taken into account for income Tax purposes (the amount calculated pursuant to this clause (2), the “Tax Amount”), provided, however, that if RIH and Buyer do not make or cause to be made an election pursuant to Section 338(h)(10) of the Code with respect to the actual or deemed sale of the stock of the Section 338(h)(10) Subsidiaries in the Carrier Entities Transaction, Buyer shall pay over the Tax Amount to Seller no later than five (5) business days after the due date for filing IRS Form 8023.

(ii)                          Closing Financial Statements and Post-Closing Adjustment Notice.  As promptly as practicable, but no later than 75 days after the Closing Date, Buyer shall prepare and deliver, or shall cause to be prepared and delivered, to Seller (A) a balance sheet of NLC, prepared in accordance with GAAP, applied on a basis consistent with the accounting principles, practices, procedures, methodologies and policies that were employed in preparing the NLC Financial Statements (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) (the “NLC Closing Balance Sheet”) as of the Closing Date except that the NLC Closing Balance Sheet shall not give effect to the transactions described in Section 2(a), and (B) a statement (the “Post-Closing Adjustment Notice”) setting forth (1) the Tangible Book Value of NLC on the NLC Closing Balance Sheet, as calculated as set forth on Section 2(c) of the Seller Disclosure Letter (the “NLC Closing Tangible Book Value”) and the amount by which the NLC Closing Tangible Book Value is greater than or less than the NLC Pre-Closing Tangible Book Value and (2) any disagreement with (or adjustment to) Seller’s calculation of the Tax Amount. Buyer agrees that, following the Closing through the date that the NLC Closing Tangible Book Value is finally determined in accordance with this Section 2(c), it will not take any actions with respect to any accounting books, records, policies or procedures on which the NLC Pre-Closing Balance Sheet is based, or on which the NLC Closing Balance Sheet is to be based, that are inconsistent with the ordinary course past practice of the Business (or of Seller or any of its Affiliates with respect to the Business) prior to the Closing or that would impede or delay the final determination of the NLC Closing Tangible Book Value. Without limiting the generality of the foregoing, no changes shall be made (including any changes reflected in the NLC Closing Balance Sheet) in any reserve or other account existing as of the date of the most recent balance sheet included in the NLC Financial Statements or other amount reflected in such balance sheet, except as a result of events occurring after such date and prior to the Closing and, in such event, only in a manner consistent with the past practice of the Business using the same accounting principles, practices, policies, procedures and methodologies (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) used and applied in the preparation of the NLC Financial Statements.

(iii)                         Review of the Post-Closing Adjustment Notice.  Seller shall have 30 days from the date on which the NLC Closing Balance Sheet and the Post-Closing Adjustment Notice are delivered to review such documents (the “Review Period”). Seller and its accountant shall be provided with reasonable access to the related work papers of Buyer in connection with such review. If Seller disagrees in any respect with any item or amount shown or reflected in the Post-Closing Adjustment Notice, Seller may, on or prior to the last day of the Review Period, deliver a notice to Buyer setting forth, in reasonable detail, each disputed item or amount and the basis for Seller’s disagreement therewith, together with reasonably detailed supporting calculations (the “Dispute Notice”). The Dispute Notice shall set forth Seller’s good faith position as to the amount of the NLC Closing Tangible Book Value and the Tax Amount, in each case, if disputed. If no Dispute Notice is received by Buyer on or prior to the last day of the Review Period, the NLC Closing Balance Sheet and the Post-Closing Adjustment Notice shall be deemed accepted by Seller.

(iv)                         Consultation Period.  During the 30 days immediately following Buyer’s receipt of a Dispute Notice (the “Consultation Period”), Seller and Buyer will use commercially reasonable efforts to resolve any differences that they may have with respect to the matters specified in the Dispute Notice.

(v)                          The Accountant.  After the end of the Consultation Period, Buyer and Seller shall jointly retain KPMG LLP (or another accounting firm of national reputation mutually agreed upon by Buyer and Seller) to resolve such of the issues set forth in the Dispute Notice as shall not have been resolved by mutual written agreement of Buyer and Seller prior to such date. If for any reason KPMG LLP (or such other mutually agreed upon firm) shall not be available to resolve such issues consistent with this Section 2(c), Buyer and Seller shall promptly retain the services of a national or regional independent accounting firm with experience in preparing GAAP financial statements for holding companies with Texas domestic property/casualty insurance companies, which does not at the time of retention provide, and has not in the prior three years provided, services to Buyer or Seller (or to their Affiliates). If Buyer and Seller cannot agree on the independent accounting firm to be retained within 30 days, Buyer and Seller shall each submit the name of one accounting firm that satisfies the qualifications set forth in this Section 2(c)(v), and the independent accounting firm shall be selected by lot from those two firms. The independent accounting firm retained by Buyer and Seller pursuant to this Section 2(c)(v) (the “Accountant”) shall conduct such review of the NLC Closing Balance Sheet, the Post-Closing Adjustment Notice and the Dispute Notice, any supporting documentation and any related work papers as the Accountant in its sole discretion deems necessary to resolve the issues raised in the Dispute Notice, and the Accountant shall conduct such hearings or hear or review such oral or written presentations by the Parties as the Accountant in its sole discretion deems necessary to resolve such issues.

(vi)                         The Accountant’s Report.  The Accountant shall, as promptly as practicable and in no event later than 30 days following the date of its retention, deliver to Seller and Buyer a written report (the “Accountant’s Report”), in which the Accountant shall, after considering all matters set forth in the Dispute Notice (other than those resolved by mutual written agreement of Buyer and Seller), determine the amount of the NLC Closing Tangible Book Value and the Tax Amount, in each case, if disputed. The Accountant’s Report shall set forth, in reasonable detail, the Accountant’s determination with respect to each of the disputed items or amounts specified in the Dispute Notice (other than those resolved by mutual written agreement of Buyer and Seller), and the revisions, if any, to be made to the Post-Closing Adjustment Notice, the amount of the NLC Closing Tangible Book Value and the Tax Amount, together with supporting calculations. Notwithstanding the foregoing, (a) if the NLC Closing Tangible Book Value or the Tax Amount identified by Buyer in the Post-Closing Adjustment Notice is higher than the NLC Closing Tangible Book Value or the Tax Amount identified by Seller in the Dispute Notice, then the Accountant shall not, and shall have no authority to, determine that the NLC Closing Tangible Book Value or the Tax Amount, as applicable, is greater than the NLC Closing Tangible Book Value or the Tax Amount, as applicable, identified by Buyer in the Post-Closing Adjustment Notice, or less than the NLC Closing Tangible Book Value or the Tax Amount, as applicable, identified by Seller in the Dispute Notice (in each case as adjusted by any issues resolved by mutual agreement of Buyer and Seller after delivery of the Dispute Notice and prior to engagement of the Accountant) and (b) if the NLC Closing Tangible Book Value or the Tax Amount identified by Buyer in the Post-Closing Adjustment Notice is less than the NLC Closing Tangible Book Value or the Tax Amount identified by Seller in the Dispute Notice, then the Accountant shall not, and shall have no authority to, determine that the NLC Closing Tangible Book Value or the Tax Amount, as applicable, is greater than the NLC Closing Tangible Book Value or the Tax Amount, as applicable, identified by Seller in the Dispute Notice, or less than the NLC Closing Tangible Book Value or the Tax Amount, as applicable, identified by Buyer in the Post-Closing Adjustment Notice (in each case as adjusted by any issues resolved by mutual agreement of Buyer and Seller after delivery of the Dispute Notice and prior to engagement of the Accountant). The fees and expenses of the Accountant incurred in connection with the matters referred to in this Section 2(c)(vi) shall be paid by Seller, on the one hand, and by Buyer, on the other hand, based upon the percentage that the amount actually contested but not awarded to Seller or Buyer, respectively, bears to the aggregate amount actually contested by Seller and Buyer. The Accountant’s Report shall be final and binding upon Buyer and Seller, and shall be deemed a final arbitration award that is enforceable pursuant to the terms of the Federal Arbitration Act, 9 U.S.C. §§ 1 et seq.

(vii)                         Final Adjustment and Payment of Purchase Price Adjustment.  Within ten business days following the first to occur of (i) the end of the Review Period (if a timely Dispute Notice is not delivered), or (ii) the resolution of all matters set forth in the Dispute Notice (if a timely Dispute Notice is delivered) by agreement of the Parties, or (iii) the issuance of the Accountant’s Report (if a timely Dispute Notice is delivered and the Parties do not resolve all matters by agreement prior to issuance of the Accountant’s Report), as the case may be, Buyer shall pay to Seller an amount equal to the excess of the NLC Closing Tangible Book Value and the Tax Amount (as finally determined) over the NLC Pre-Closing Tangible Book Value and the Tax Amount or Seller shall pay to Buyer an amount equal to the excess of the NLC Pre-Closing Tangible Book Value and the Tax Amount over the NLC Closing Tangible Book Value and the Tax Amount (as finally determined), in either case plus interest at an annual rate of 5.0% on the amount of such payment from and including the Closing Date to, but excluding, the date of such payment.

(d)           Closing. The closing of the Transaction (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 commencing at 10:00 a.m. local time on the last business day of the calendar month in which all conditions to the obligations of the Parties to consummate the Transaction (other than conditions with respect to actions the respective Parties will take at the Closing itself) are satisfied or waived by the appropriate party, or such other appropriate date as the Parties may mutually determine (the “Closing Date”). The Closing shall be deemed to be effective as of 11:59 p.m. local time on the Closing Date.

(e)            Deliveries at Closing. At the Closing, (i) Seller shall deliver to Buyer the various certificates, instruments, and documents referred to in Section 7(b), (ii) Buyer will deliver to Seller the various certificates, instruments, and documents referred to in Section 7(c), (iii) Seller will deliver to Buyer stock certificates representing all right, title and interest in 100% of the issued and outstanding NLC Shares, free and clear of all Liens, endorsed in blank or accompanied by duly executed assignment documents and (iv) Buyer will deliver to Seller the Closing Purchase Price specified in Section 2(b).

(f)            Withholding. Notwithstanding any provision hereof to the contrary, each Party shall be entitled to deduct and withhold from any consideration otherwise payable under the terms of this Agreement such amounts as it is required to deduct and withhold pursuant to any provision of applicable Tax Law. To the extent that amounts are so deducted, withheld and timely remitted to the applicable Governmental Authority in accordance with applicable Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. In the event that any Party determines that withholding from any payment contemplated hereunder is required under applicable Tax Law and permitted under this Agreement such Party will use reasonable efforts to notify the applicable recipient at least five business days prior to the Closing Date that the applicable payment is to be made so as to provide such recipient with an opportunity to provide any form or documentation or take such other steps in order to avoid such withholding.

Section 3.             Representations and Warranties Concerning Transaction.

(a)          Seller’s Representations and Warranties. Except as set forth in, or qualified by any matter set forth in, (i) the filings of Hilltop with the SEC filed prior to the date of this Agreement or (ii) the disclosure letter delivered by Seller on the date hereof (the “Seller Disclosure Letter”) (it being agreed that the disclosure of any matter in any section in the Seller Disclosure Letter shall be deemed to have been disclosed in any other section in the Seller Disclosure Letter to which the applicability of such disclosure is reasonably apparent), Seller hereby represents and warrants to Buyer, as of the date of this Agreement and as of the Closing Date (except that representations and warranties that are made as of a specific date are made only as of such date), as follows:

(i)                          Organization of Seller.  Hilltop and ARC Insurance Holdings are duly organized, validly existing, and in good standing under the Laws of the State of Maryland and the State of Delaware, respectively.

(ii)                         Authorization of Transaction.  Seller has full power and authority to execute and deliver this Agreement and all other agreements contemplated hereby and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Seller, enforceable in accordance with its terms and conditions. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by Seller.

(iii)                        Non-Contravention.

(A)            Neither the execution and delivery by Seller of this Agreement and all other agreements contemplated hereby nor the consummation of the Transaction (assuming Buyer makes or obtains, as applicable, all Governmental Filings and Governmental Approvals identified in Section 3(b)(iii)(B) of the Buyer Disclosure Letter) will (x) violate any Law or Judgment to which Seller or any of its Subsidiaries is subject or any provision of their respective governing documents, (y) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Contract or (z) result in the imposition or creation of any Lien upon any of the assets of Seller or any of its Subsidiaries, in each case except as set forth in Section 3(a)(iii)(A) of the Seller Disclosure Letter.

(B)            Section 3(a)(iii)(B) of the Seller Disclosure Letter contains a complete list of all material consents, notices, approvals, authorizations, and waivers of, and all declarations, filings, and registrations with, third parties (including Governmental Authorities) required to be obtained by or on the part of Seller or any of its Subsidiaries (including NLC and its Subsidiaries) or otherwise necessary for the consummation of the Transaction.

(iv)                        Brokers’ Fees.  Seller has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction, other than fees payable to Sandler O’Neill & Partners, L.P.

(v)                         NLC Shares.  ARC Insurance Holdings holds of record and owns beneficially 100% of the issued and outstanding NLC Shares. ARC Insurance Holdings holds such NLC Shares free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities and insurance Laws), Taxes, Liens, options, warrants, purchase rights, Contracts, commitments, equities, claims and demands. The NLC Shares to be sold by ARC Insurance Holdings in the Transaction constitute all of the outstanding capital stock of NLC. There are no options, warrants, purchase rights, or other Contracts or commitments (other than this Agreement) that could require ARC Insurance Holdings or NLC to issue, sell, transfer, or otherwise dispose of any capital stock of NLC or any interest therein. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any capital stock of NLC.

(vi)                        Filings. As of their respective dates, each of the filings of Hilltop with the SEC complied as to form in all material respects with the applicable requirements of the Securities Act or the Securities Exchange Act, as the case may be, applicable to such filing, and none of such filings contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Hilltop has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the filings of Hilltop with the SEC and the statements contained in any such certifications were true and correct as of the date such certifications were made. As of the date hereof, neither Hilltop nor any of its officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such filings or certifications. As of the date hereof, there are no outstanding or unresolved comments received by Hilltop from the SEC with respect to any filings of Hilltop with the SEC. As of the date hereof, to Seller’s Knowledge, none of the filings of Hilltop with the SEC is the subject of ongoing SEC review or investigation.

(b)          Buyer’s and Parent’s Representations and Warranties.  Except as set forth in Section 3(b) of the disclosure letter delivered by Buyer on the date hereof (the “Buyer Disclosure Letter”) (it being agreed that the disclosure of any matter in any section in the Buyer Disclosure Letter shall be deemed to have been disclosed in any other section in the Buyer Disclosure Letter to which the applicability of such disclosure is reasonably apparent), Buyer and Parent hereby represent and warrant to Seller, as of the date of this Agreement and as of the Closing Date (except that representations and warranties that are made as of a specific date are made only as of such date), as follows:

(i)                          Organization of Buyer.  Each of Buyer and Parent is duly organized, validly existing, and in good standing under the Laws of the State of Delaware, except as would not, and would not reasonably be expected to, impair or materially delay the ability of Buyer or Parent to (a) perform its obligations under this Agreement or (b) consummate the Transaction (each of clause (a) and clause (b), a “Buyer Material Adverse Effect”).

(ii)                         Authorization of Transaction.  Each of Buyer and Parent has full power and authority to execute and deliver this Agreement and all other agreements contemplated hereby and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of each of Buyer and Parent, enforceable in accordance with its terms and conditions. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by each of Buyer and Parent.

(iii)                        Non-Contravention.

(A)            Neither the execution and delivery by Buyer or Parent of this Agreement and all other agreements contemplated hereby nor the consummation of the Transaction (assuming Buyer makes or obtains, as applicable, all Governmental Filings and Governmental Approvals identified in Section 3(a)(iii)(B) of the Buyer Disclosure Letter) will (x) violate any Law or Judgment to which Buyer or Parent or any of their respective Subsidiaries is subject or any provision of their respective governing documents, (y) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer or Parent or any of their respective Subsidiaries is a party or by which any of them is bound or to which any of its assets is subject or (z) result in the imposition or creation of any Lien upon any of their respective assets, in each case except as set forth in Section 3(b)(iii)(A) of the Buyer Disclosure Letter.

(B)            Section 3(b)(iii)(B) of the Buyer Disclosure Letter contains a complete list of all material consents, notices, approvals, authorizations, and waivers of, and all declarations, filings, and registrations with, third parties (including Governmental Authorities) required to be obtained by or on the part of Buyer or Parent or any of their respective Subsidiaries or otherwise necessary for the consummation of the Transaction.

(iv)                        Brokers’ Fees.  Neither Buyer nor Parent has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.

(v)                         Investment.  Buyer (i) is acquiring the NLC Shares for its own account for investment purposes, and not with a view to the distribution thereof, and will not sell or otherwise dispose of the NLC Shares except in compliance with the Securities Act and the rules and regulations of the SEC thereunder, (ii) has received certain information concerning NLC and its Subsidiaries and has had the opportunity to obtain additional information upon request in order to evaluate the merits and risks inherent in holding the NLC Shares, (iii) is able to bear the economic risk and lack of liquidity inherent in holding the NLC Shares, (iv) has had the opportunity to ask questions of representatives of NLC (and has received responses thereto to its satisfaction) and to obtain information about the business and financial condition of NLC and its Subsidiaries as it has reasonably requested, and (v) is an Accredited Investor and has such knowledge and experience in financial and business matters that Buyer is capable of evaluating and has evaluated the merits and risks of an investment in the NLC Shares.

(vi)                        Financial Ability to Perform.

(A)            Buyer is a party to and has accepted a fully executed commitment letter (the “Debt Commitment Letter”) dated January 30, 2020 from the lenders party thereto (collectively, the “Lenders”) and a fully executed commitment letter (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”) dated January 30, 2020 from the investors party thereto (the “Investors”) pursuant to which the Lenders have agreed to provide debt financing and the Investors have agreed to provide equity financing, subject to the terms and conditions thereof, in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is referred to in this Agreement as the “Debt Financing” and equity financing committed pursuant to the Equity Commitment Letter is referred to in this Agreement as the “Equity Financing.” The Debt Financing and Equity Financing are collectively referred to in this Agreement as the “Financing.”

(B)            Buyer has delivered to Seller true, complete and correct copies of the executed Commitment Letters and any fee letters related thereto, subject, in the case of such fee letters, to redaction solely of fee and other economic provisions that are customarily redacted in connection with transactions of this type and that could not in any event affect the conditionality, enforceability, availability or amount of the Financing.

(C)            Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Lenders or the Investors to provide the Financing or any contingencies that would permit the Lenders or the Investors to reduce the total amount of the Financing, including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision. Buyer does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Commitment Letters on or prior to the Closing Date, nor does Buyer have knowledge that the Lenders or the Investors will not perform their respective obligations thereunder. As of the date of this Agreement, there are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letters that are not expressly referred to in the Commitment Letters that could affect the availability, conditionality, enforceability or amount of the Financing contemplated by the Commitment Letters.

(D)            The Financing, when funded in accordance with the Commitment Letters, shall provide Buyer with cash proceeds on the Closing Date sufficient for the satisfaction of all of Buyer’s obligations under this Agreement and under the Commitment Letters, including the payment of the Closing Purchase Price, any fees and expenses of or payable by Buyer and for any repayment or refinancing of any outstanding indebtedness of Buyer and its Subsidiaries contemplated by, or required in connection with the transactions described in, this Agreement or the Commitment Letters (collectively, the “Required Amounts”).

(E)            The Commitment Letters constitute the legal, valid and binding obligation of all the parties thereto and are in full force and effect. No event has occurred which (with or without notice, lapse of time or both) could constitute a breach or failure to satisfy a condition by Buyer under the terms and conditions of the Commitment Letters, and Buyer does not have any reason to believe that any of the conditions to the Financing will not be satisfied by Buyer on a timely basis or that the Financing will not be available to Buyer on the date of the Closing. Buyer has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date. The Commitment Letters have not been modified, amended or altered and none of the respective commitments thereunder has been withdrawn or rescinded in any respect, and, to the knowledge of Buyer, no withdrawal or rescission thereof is contemplated. No modification or amendment to the Commitment Letters is currently contemplated.

(F)             In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Buyer or any of its Affiliates or any other financing or other transactions be a condition to any of Buyer’s obligations under this Agreement.

(vii)                       Disclaimer of Other Representations and Warranties.  Except as expressly set forth in this Section 3(b) and the Buyer Disclosure Letter, Buyer and Parent make no representation or warranty, express or implied, at law or in equity, in respect of Buyer or Parent, their respective Subsidiaries, or any of their respective assets, liabilities or operations, including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed.

Section 4.              Seller’s Representations and Warranties Concerning NLC and Its Subsidiaries.  Except as set forth in, or qualified by any matter set forth in, (i) the filings of Hilltop with the SEC filed prior to the date of this Agreement or (ii) the Seller Disclosure Letter (it being agreed that the disclosure of any matter in any section in the Seller Disclosure Letter shall be deemed to have been disclosed in any other section in the Seller Disclosure Letter to which the applicability of such disclosure is reasonably apparent), Seller hereby represents and warrants to Buyer, as of the date of this Agreement and as of the Closing Date (except that representations and warranties that are made as of a specific date are made only as of such date), as follows:

(a)          Organization, Qualification, and Corporate Power.

(i)                          Each of NLC and its Subsidiaries (other than NLIC) is a corporation, limited liability company or limited partnership duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation or organization, and NLIC is an insurance company duly organized, validly existing, and in good standing under the Texas Insurance Code.

(ii)                         Each of NLC and its Subsidiaries is duly authorized to conduct business and is in good standing under the Laws of each jurisdiction where such qualification is required, except as has not had and would not reasonably be expected to have a Business Material Adverse Effect.

(iii)                        Each of NLC and its Subsidiaries has full corporate or partnership power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it.

(b)          Capitalization.  The entire authorized capital stock of NLC consists of 3,000 NLC Shares, of which 75 NLC Shares are issued and outstanding and 25 NLC Shares are held in treasury. All of the issued and outstanding NLC Shares have been duly authorized, are validly issued, fully paid, and non-assessable, and are held of record and beneficially by Seller. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require NLC to issue, sell, or otherwise cause to become outstanding any of its capital stock. None of Seller, NLC or any of their respective Affiliates has granted any options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other Contracts or commitments that could require NLC to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to NLC.

(c)          Brokers’ Fees.  Neither NLC nor any of its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.

(d)          Title to Tangible Assets.  NLC and its Subsidiaries have good title to, or a valid leasehold interest in, the material tangible assets necessary to permit NLC and its Subsidiaries to conduct the Business as currently conducted, except as set forth in Section 4(d) of the Seller Disclosure Letter.

(e)          Investments.

(i)                          Section 4(e)(i) of the Seller Disclosure Letter contains a list, which list is correct and complete in all material respects, of all investment assets beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act) by NLC and each of its Subsidiaries, including, without limitation, bonds, notes, debentures, mortgage loans, real estate, collateral loans and all other instruments of indebtedness, stocks, partnership or joint venture interests and all other equity interests, certificates issued by or interests in trusts, derivatives and all other assets acquired for investment purposes (investment assets listed on Section 4(e)(i) of the Seller Disclosure Letter together with all investment assets acquired by NLC and its Subsidiaries between the date hereof and the Closing Date, are collectively referred to herein as the “Investment Assets”) as of September 30, 2019.

(ii)                         Except for Investment Assets sold in the Ordinary Course of Business, as contemplated by this Agreement or as set forth in Section 4(e)(ii) of the Seller Disclosure Letter, NLC or one of its Subsidiaries, as applicable, has good and marketable title to all of the Investment Assets, free and clear of all Liens (other than Liens imposed by securities Laws).

(iii)                        NLC’s and its Subsidiaries’ acquisition of such Investment Assets complied in all material respects with NLC’s investment guidelines except for variances from NLC’s investment guidelines that were properly authorized by Hilltop, NLC or one of its Subsidiaries and complied with applicable Laws.

(iv)                        None of the Investment Assets is in default in the payment of principal or interest or dividends or, to the Knowledge of Seller, permanently impaired to any extent.

(f)           Subsidiaries.  Section 4(f)(x) of the Seller Disclosure Letter sets forth for each Subsidiary of NLC, as applicable, (i) its name and jurisdiction of incorporation or organization and (ii) the number of authorized, issued and outstanding shares of each class of its capital stock, the names of the holders thereof, and the number of shares held by each such holder. All of the issued and outstanding shares of capital stock of each corporate Subsidiary of NLC have been duly authorized and are validly issued, fully paid, and non-assessable. NLC holds of record or owns beneficially, directly or indirectly, all of the outstanding shares of each Subsidiary other than NLIC. Section 4(f)(y) of the Seller Disclosure Letter sets forth all of the underwriters of NLIC along with the number of guaranty fund shares owned by each underwriter. The attorney-in-fact of NLIC is NLASCONL. NLC owns of record and beneficially all of the outstanding shares of NALICO. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other Contracts or commitments that could require any Subsidiary of NLC to issue, sell or otherwise cause to become outstanding any of its capital stock. None of NLC or any of its Subsidiaries or their respective Affiliates has granted any options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other Contracts or commitments that could require any of NLC’s Subsidiaries to issue, sell or otherwise cause to be outstanding any of its capital stock or other equity interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to any of NLC’s Subsidiaries. Neither NLC nor any of its Subsidiaries owns or has any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person.

(g)          Financial Statements; Regulatory Statements.

(i)                          Set forth in Section 4(g)(i) of the Seller Disclosure Letter are the following financial statements (collectively, the “NLC Financial Statements”): (i) the unaudited consolidated balance sheets and statements of income of NLC and its Subsidiaries for the years ended December 31, 2016, 2017 and 2018; and (ii) the unaudited consolidated balance sheets and statements of income (the “NLC Most Recent Financial Statements”) as of and for the nine-month period ending September 30, 2019 (the “NLC Most Recent Fiscal Period End”) for NLC and its Subsidiaries. The NLC Financial Statements (including the notes thereto) have been prepared in accordance with GAAP throughout the periods covered thereby and present fairly the financial condition of NLC and its Subsidiaries as of such dates and the results of operations of NLC and its Subsidiaries for such periods; provided, however, that the NLC Most Recent Financial Statements are subject to normal year-end adjustments and lack footnotes and other presentation items.

(ii)                         Seller has made available to Buyer complete and correct copies of the Regulatory Statements (with respect to annual periods only) of the Insurance Companies filed with the Insurance Commissioner of the State of Texas since December 31, 2016 as of the date hereof together with exhibits and schedules thereto. Seller has made available to Buyer complete and correct copies of the Regulatory Statements of the Insurance Companies filed with the Insurance Commissioner of the State of Texas with respect to quarterly periods in fiscal 2019 through September 30, 2019 together with exhibits and schedules thereto. The Insurance Companies have timely made all required filings of statutory financial statements in each jurisdiction set forth in Section 4(g)(ii) of the Seller Disclosure Letter. Neither of the Insurance Companies is using any permitted practices in connection with such statutory financial statements. The Regulatory Statements of the Insurance Companies have been prepared in accordance with SAP consistently applied throughout the periods involved. The Regulatory Statements of the Insurance Companies fairly and accurately present the financial position, assets, liabilities, capital and surplus, results of operation and cash flows of the Insurance Companies, as of the dates thereof in accordance with SAP.

(iii)                        Section 4(g)(iii) of the Seller Disclosure Letter lists, as of the date hereof, any securitization transaction and “off-balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K of the SEC) effected or maintained in effect by NLC or any of its Subsidiaries, and NLC has made available to Buyer accurate and complete copies of all documentation creating or governing any such transaction or arrangement.

(iv)                        Except as set forth in Section 4(g)(iv) of the Seller Disclosure Letter, each of NLC and its Subsidiaries (A) maintains books and records reflecting their respective assets and liabilities that are accurate and complete in all material respects and (B) maintains adequate internal accounting controls reasonably designed and maintained to ensure that:  (I) transactions are effected pursuant to appropriate authorization; (II) transactions are recorded as necessary to permit preparation of the consolidated financial statements of NLC and its consolidated Subsidiaries in accordance with GAAP; (III) the reporting of the assets of NLC and its consolidated Subsidiaries is compared with existing assets at regular intervals; and (IV) accounts, notes and other receivables are recorded accurately.

(h)           No Business Material Adverse Effect.  Since June 30, 2019, there has not been any Business Material Adverse Effect and no event has occurred or circumstance exists that could reasonably be expected to result in a Business Material Adverse Effect. Without limiting the generality of the foregoing, other than in connection with or in preparation for the Transaction, since June 30, 2019, the Business has been conducted in all material respects in the Ordinary Course of Business and has not done any of the following:

(A)            made any capital expenditures in excess of $250,000;

(B)            incurred any indebtedness for borrowed money, except borrowings incurred in the Ordinary Course of Business;

(C)            except for (x) distributions to NLC or any of its Subsidiaries from NLC’s Subsidiaries or (y) ordinary dividends to Seller from NLC or any of its Subsidiaries, declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock or other equity interests or repurchased, redeemed or otherwise reacquired any shares of capital stock, equity interests or other securities;

(D)            formed any Subsidiary or acquired any equity interest or other interest in any other entity; or

(E)            changed any of its methods of accounting or accounting practices in any respect except as required by GAAP or SAP.

(i)           Undisclosed Liabilities.

(i)                          As of the date hereof, neither NLC nor any of its Subsidiaries has any liabilities that would (i) be required by GAAP or SAP to be reflected on a balance sheet or (ii) whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether due or to become due, including any liability for Taxes, that would exceed $500,000, in each case other than liabilities that (A) are set forth on the balance sheet included in the NLC Most Recent Financial Statements (including footnotes thereto), (B) have arisen after the NLC Most Recent Fiscal Period End in the Ordinary Course of Business, (C) have not had and would not reasonably be expected to have a Business Material Adverse Effect or (D) are set forth in Section 4(i) of the Seller Disclosure Letter.

(ii)                         As of the date hereof, there are no unpaid claims or assessments made against the Insurance Companies by any state insurance guaranty associations or similar organizations in connection with such association’s insurance guaranty fund. There are no outstanding parent or Affiliate guarantees in favor of the Insurance Companies.

(j)           Reserves.  All reserves carried on the Regulatory Statements (i) were determined in all material respects in accordance with generally accepted actuarial standards and principles (except as set forth therein), consistently applied, and reported in accordance with SAP, (ii) comply in all material respects with the requirements of applicable Laws, and (iii) were made with the good faith intention and belief that they made reasonable provision individually and in the aggregate to cover the respective liabilities under outstanding policies and Contracts of insurance of the Insurance Companies as of the dates of such Regulatory Statements (it being understood that no representation or warranty is made in this Agreement to the effect that such reserves were or will be in fact adequate to cover the actual amount of such liabilities that are eventually paid after the date hereof).

(k)          Ratings; Risk Based Capital.  As of the date hereof, (i) A.M. Best has assigned NLIC and ASIC financial strength ratings of A and A, respectively, and Seller has not been advised that A.M. Best is considering any downgrade of either such rating; and (ii) except as set forth in Section 4(k)(ii) of the Seller Disclosure Letter, A.M. Best has not communicated to NLC or any of its Subsidiaries that any rating specified in (i) above is likely to be modified, qualified, lowered or placed under such review for any reason. Notwithstanding anything set forth in Section 4(k)(ii) of the Seller Disclosure Letter, A.M. Best has not communicated in writing to NLC or any of its Subsidiaries that additional capital and surplus will be required to be contributed to either or both of the Insurance Companies or that any other action will be required by NLC or any of its Affiliates in order to maintain the Insurance Companies’ respective ratings. Seller has made available to Buyer copies of all material filings submitted by the Insurance Companies to the TDI during the twelve (12) months preceding the date of this Agreement that report risk-based capital calculations. Such risk-based capital calculations were made in accordance with, and met all requirements of, applicable Law at the time such filings were made in all material respects. The Insurance Companies hold sufficient capital and surplus as required to comply with applicable Law and the requirements of any Governmental Authority in which the Insurance Companies are licensed. No Governmental Authority in which the Insurance Companies are licensed has required, or has given notice to the Insurance Companies or any of their Affiliates that it intends to require, any contribution of additional capital or surplus to the Insurance Companies beyond their current levels.

(l)            Legal Compliance; Permits and Licenses; No Fines or Censures.

(i)                          Each of NLC and its Subsidiaries has complied in all material respects with all Laws applicable to the Business, including, without limitation, applicable federal and state privacy Laws and the privacy regulations of the Texas Department of Insurance. Since December 31, 2016, none of Seller, NLC or its Subsidiaries has received any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any material Law applicable to the Business.

(ii)                         NLC and its Subsidiaries, at all times since January 1, 2016, have in all material respects possessed, and been in compliance in all material respects with all necessary licenses, permits, consents, approvals, orders, certificates, authorizations, declarations and filings required by Governmental Authorities for the conduct of the Business as now conducted (collectively, the “Required Licenses”). All applications required to have been filed for the renewal of the Required Licenses listed or required to be listed in Section 4(l)(iii)(x) of the Seller Disclosure Letter have been duly filed on a timely basis with the appropriate Governmental Authorities, and all other material filings required to have been made with respect to the Required Licenses have been duly made on a timely basis with the appropriate Governmental Authorities.

(iii)                        Section 4(l)(iii)(x) of the Seller Disclosure Letter sets forth a list of all Required Licenses. Since January 1, 2016, neither NLC nor any of its Subsidiaries has received written notice of any proceedings relating to the revocation or modification of any Required Licenses. To the Knowledge of Seller, except for the “relicensing” requirements in the states identified on Section 4(l)(iii)(y) of the Seller Disclosure Letter and any “pre- or post-acquisition filing or notice” requirements in other states that may be triggered by the change in control of NLC and its Subsidiaries, none of the Required Licenses will be subject to suspension, modification, revocation or non-renewal, nor will the Insurance Companies be subject to any fine or censure as a result of the execution and delivery of this Agreement or the consummation of the Transaction.

(iv)                        Section 4(l)(iv) of the Seller Disclosure Letter sets forth a list of all fines, censures, and cease and desist orders imposed since January 1, 2016 by any state insurance Governmental Authority having jurisdiction over NLC or any of its Subsidiaries. To Seller’s Knowledge, as of the date hereof, no state insurance Governmental Authority having jurisdiction over NLC or any of its Subsidiaries has threatened to impose any material fine, censure, or cease and desist order in the future. To Seller’s Knowledge, as of the date hereof, there are no state insurance regulatory examinations or reviews in process in respect of NLC or any of its Subsidiaries (including but not limited to financial and market conduct examinations of the Insurance Companies) that have not been disclosed to Buyer in Section 4(l)(iv) of the Seller Disclosure Letter. Seller has made available for inspection by Buyer any material reports of examination (including financial, market conduct and similar examinations) of NLC or any of its Subsidiaries issued by any state insurance Governmental Authority. All material deficiencies or violations noted in any such examination reports, to Seller’s Knowledge, have been resolved to the reasonable satisfaction of the state insurance Governmental Authority that noted such deficiencies or violations, and no further material deficiencies have been asserted by or any material penalties imposed by, any such state insurance Governmental Authority with respect to such filings.

(m)         Tax Matters.

(i)                          Each of NLC and its Subsidiaries has filed all material Tax Returns that they were required to file, and such returns are true, correct and complete in all material respects, and has paid or accrued a liability for all material Taxes whether or not shown as owing thereon.

(ii)                         Since January 1, 2016, neither NLC nor any of its Subsidiaries has been a member of any affiliated group within the meaning of Code Section 1504(a) or any similar group defined under a similar provision of state, local or foreign Law filing a consolidated Income Tax Return (other than a group the common parent of which was Hilltop).

(iii)                        Each Affiliated Group has filed all material Tax Returns that it was required to file for each taxable period during which any of NLC and its Subsidiaries was a member of the group, and has paid or accrued a liability for all material Taxes whether or not shown as owing thereon.

(iv)                        Neither NLC nor any of its Subsidiaries has any liability for the Taxes of any Person other than NLC and its Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law).

(v)                         There are no material Liens for Taxes upon any property or assets of NLC or any of its Subsidiaries, except for Liens for Taxes not yet due or for Taxes that are being contested in good faith by appropriate proceedings (and for which adequate reserves have been established in the NLC Financial Statements).

(vi)                        Each of NLC and its Subsidiaries has complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes.

(vii)                       No Governmental Authority has claimed or asserted that NLC or any of its Subsidiaries is, or may be, subject to material taxation by a jurisdiction where NLC or its Subsidiaries do not file Income Tax Returns.

(viii)                      Neither NLC nor any of its Subsidiaries has received any notice of deficiency or assessment from any Governmental Authority for any material amount of Tax that has not been fully settled or satisfied, and to the Knowledge of Seller, no such deficiency or assessment is proposed.

(ix)                        Neither NLC nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) intercompany transaction entered into on or prior to the Closing Date or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law) created on or prior to the Closing Date; (iv) prepaid amount or advance payment received or deferred revenue accrued on or prior to the Closing Date; or (v) change in accounting method made on or prior to the Closing Date.

(n)          Real Property; Other Tangible Assets.

(i)                          There is no Owned Real Property.

(ii)                         Section 4(n)(ii) of the Seller Disclosure Letter sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each such parcel of Leased Real Property.

(iii)                        To Seller’s Knowledge, no Leased Real Property is in violation of any Environmental, Health and Safety Requirements.

(iv)          All material items of equipment and other tangible assets owned by or leased to NLC and its Subsidiaries are adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the Business in the manner in which such Business is currently being conducted.

(o)          Proprietary Assets.

(i)                          NLC or its Subsidiaries have good, valid and marketable title to all of the NLC Proprietary Assets other than Licensed Assets, free and clear of all Liens. NLC or one or more of its Subsidiaries have a valid right to use, license and otherwise exploit all Licensed Assets and any rights thereunder will not be affected by the agreements contemplated hereby or the Transaction. Neither NLC nor any of its Subsidiaries has developed jointly with any other Person any NLC Proprietary Asset that is material to the Business with respect to which such other Person has any rights. Except as set forth in Section 4(o)(i)(x) of the Seller Disclosure Letter, there is no Contract (with the exception of end user license agreements in the form previously made available by NLC to Buyer) pursuant to which any Person has any right (whether or not currently exercisable) to use, license or otherwise exploit any NLC Proprietary Asset.

(ii)                           No current or former employee, officer, director, stockholder, consultant or independent contractor of or to NLC and its Subsidiaries has any right, claim or interest in or with respect to any NLC Proprietary Asset.

(iii)                          (A) All Proprietary Assets consisting of patents, trademarks, service marks and copyrights are valid, enforceable and subsisting; (B) none of the NLC Proprietary Assets and no Proprietary Asset that is currently being developed by NLC and its Subsidiaries (either alone or with any other Person) infringes, misappropriates or conflicts with any Proprietary Asset owned or used by any other Person; (C) none of the products, including the Company Forms, that are or have been designed, created, developed, assembled, manufactured or sold by NLC or its Subsidiaries are infringing, misappropriating or making any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person; (D) NLC or its Subsidiaries have all rights and licenses reasonably necessary in order to make, have made, use or sell these products to an unlimited number of parties; and none of such products has at any time infringed, misappropriated or made any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person; (E) NLC and its Subsidiaries have not received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful or unauthorized use thereof, any Proprietary Asset owned or used by any other Person and (F) to Seller’s Knowledge, no other Person is infringing, misappropriating or making any unlawful or unauthorized use of, and no Proprietary Asset owned or used by any other Person infringes or conflicts with, any material NLC Proprietary Asset.

(iv)                          The NLC Proprietary Assets constitute all the Proprietary Assets necessary to enable NLC and its Subsidiaries to conduct the Business in the manner in which it has been and is being conducted. Neither NLC nor any of its Subsidiaries has (i) licensed any of the material NLC Proprietary Assets to any Person on an exclusive basis, or (ii) entered into any covenant not to compete or Contract limiting its ability (A) to exploit fully any material NLC Proprietary Assets or (B) to transact business in any market or geographical area or with any Person.

(p)           Contracts.

(i)                            Section 4(p)(i) of the Seller Disclosure Letter identifies the following Contracts (excluding any Employee Benefit Plans) to which NLC or any of its Subsidiaries is a party or by which any of their respective assets or properties are bound (provided, however, that Contracts that are insurance policies issued by NLC or any of its Subsidiaries in the Ordinary Course of Business shall not be required to be set forth in Section 4(p)(i) of the Seller Disclosure Letter):

(A)            each Contract material to the Business relating to the acquisition, transfer, use, development, sharing or license of any technology (other than licenses for computer software having a purchase price or an annual license fee of less than $25,000);

(B)            each Contract containing covenants that would restrict or limit in any material respect the ability of NLC or any of its Subsidiaries after the Closing to compete with any Person in the sale or administration of insurance products or business related to such sale and administration of insurance products;

(C)            each Contract creating or involving any material agency relationship or distribution arrangement (other than Contracts entered into with Producers that are in the form of a Producer Agreement);

(D)            each Contract relating to the acquisition, issuance or transfer of any securities of NLC or any of its Subsidiaries by Seller or any of its Affiliates;

(E)            each Contract involving an amount in excess of $50,000 relating to an indenture, mortgage, promissory note, loan agreement or other Contract or commitment relating to any indebtedness for borrowed money or deferred purchase price for property or services (other than ordinary course trade payables and other obligations incurred in the ordinary course of business);

(F)            each Contract involving an amount in excess of $50,000 relating to the creation of any Lien (other than a Permitted Encumbrance) with respect to any asset of NLC or any of its Subsidiaries;

(G)            each Contract (other than a Company Form) material to the Business involving or incorporating any guaranty, any pledge, any performance or completion bond, any indemnity or any surety arrangement;

(H)            each Contract material to the Business creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities, other than Contracts entered into with Persons who produce, write, place or sell policies, binders or Contracts of insurance marketed and issued by the Insurance Companies;

(I)            each Contract involving an amount in excess of $75,000 payable annually relating to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any Affiliate of any of Seller, NLC or its Subsidiaries;

(J)            each Contract constituting or relating to a government contract or government bid;

(K)            any other Contract, other than a Contract for the sale of insurance with a Producer, that contemplates or involves (1) the payment or delivery of cash or other consideration in an amount or having a value in excess of $75,000 annually, or (2) the purchase or sale of any product, or performance of services by or to NLC or its Subsidiaries having a value in excess of $75,000 annually; and

(L)            each Contract in the form of a personal loan for any director or executive officer (or equivalent thereof, including, without limitation, any underwriter of NLIC) of NLC and its Subsidiaries.

Contracts in the respective categories described in clauses (A) through (I) above are referred to in this Agreement as “Material Contracts.”

(ii)                           NLC has made available to Buyer accurate and complete copies of all written Material Contracts and an accurate description of the terms of each Material Contract that is not in written form. Each Contract identified in or required to be identified in Section 4(p)(i) of the Seller Disclosure Letter is valid and in full force and effect and is enforceable by NLC or its Subsidiaries, as applicable, in accordance with its terms.

(iii)                          Except as has not been and would not reasonably be expected to be material to the Business:

(A)            neither NLC nor any of its Subsidiaries has violated or breached, or committed any default under, any Material Contract, and, to the Knowledge of Seller, no other Person has violated or breached, or committed any default under, any Material Contract;

(B)            to the Knowledge of Seller, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, (1) result in a violation or breach of any of the provisions of any Material Contract, (2) give any Person the right to declare a default or exercise any remedy under any Material Contract, (3) give any Person the right to accelerate the maturity or performance of any Material Contract, or (4) give any Person the right to cancel, terminate or modify any Material Contract;

(C)            neither NLC nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Material Contract; and

(D)            neither NLC nor any of its Subsidiaries has waived any of its rights under any Material Contract.

(iv)                           No Person has notified NLC or any of its Subsidiaries, or given NLC or any of its Subsidiaries, reason to believe, that a Material Contract will be cancelled, terminated or non-renewed. No Person is renegotiating, or has a right pursuant to the terms of any Material Contract to renegotiate, any amount paid or payable to NLC or any of its Subsidiaries under any Material Contract or any other material term or provision of any Material Contract.

(q)            Reinsurance.

(i)                            All reinsurance or coinsurance treaties or agreements, including retrocessional agreements, to which NLC or any of its Subsidiaries is a party and under which NLC or any of its Subsidiaries has any existing rights, obligations or liabilities (collectively, “Reinsurance Contracts”) are in full force and effect and neither NLC nor the relevant Subsidiary is in breach of any material provision thereof and, to the Knowledge of Seller, no other party to such Reinsurance Contracts is in breach, or has threatened breach, of any provision thereof. Except as set forth on Section 4(q)(i) of the Seller Disclosure Letter, no Reinsurance Contract contains any provision providing that the other party thereto may terminate or otherwise modify, amend or exercise any rights with respect to such agreement by reason of the Transaction.

(ii)                            No reinsurer under any such Reinsurance Contract has given any notice of termination or commutation with respect to any such Reinsurance Contract, nor, to the Knowledge of Seller, is there any threat of such a notice of termination or commutation, and there is no pending or, to the Knowledge of Seller, threatened dispute under any such Reinsurance Contract regarding the liability for any claim, except as set forth on Section 4(q)(ii) of the Seller Disclosure Letter.

(iii)                          Except as set forth in Section 4(q)(iii) of the Seller Disclosure Letter, Seller has no reason to believe that the financial condition of any other party to any Reinsurance Contract is impaired with the result that a default thereunder may reasonably be anticipated (it being understood that whether or not such default may be cured by the operation of any offset clause in such agreement shall not be taken into account) and Seller has no reason to believe that any amounts recoverable under such Reinsurance Contracts (including, but not limited to, amounts based on paid and unpaid losses and any reimbursable expenses) are not fully collectible. As of the date hereof, NLC and each of its Subsidiaries are entitled to take full credit in their respective Regulatory Statements (to the extent credit has been taken in such Regulatory Statements) pursuant to applicable Laws for all reinsurance and coinsurance ceded pursuant to any Reinsurance Contract.

(iv)                          Except as set forth in Section 4(q)(iv) of the Seller Disclosure Letter, there are no existing or threatened disputes with any reinsurer regarding payment of a claim under any Reinsurance Contract.

(v)                           Neither of the Insurance Companies is a party to any Reinsurance Contract with any of their Affiliates.

(r)            Litigation.  Section 4(r) of the Seller Disclosure Letter sets forth, as of the date hereof, each instance in which NLC, its Subsidiaries, or their assets (i) are subject to any outstanding Judgment, ruling, or charge or (ii) are a party to or the subject of any pending, or to the Knowledge of the Seller, threatened action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction (“Legal Proceedings”). Except as set forth in Section 4(r) of the Seller Disclosure Letter, there are no Legal Proceedings pending or to the Seller’s Knowledge, threatened to which NLC or any of its Subsidiaries is or may be a party which (i) would reasonably be expected to have, individually, or in the aggregate, a materially adverse effect on the Business, or (ii) involve claims that are subject to reserves in excess of $750,000.

(s)            Insurance.  Section 4(s) of the Seller Disclosure Letter contains a complete and correct list of all insurance policies maintained by NLC or its Subsidiaries. Seller has made available to Buyer complete and correct copies of all such policies together with all riders and amendments thereto. Such policies are in full force and effect, and all premiums due thereon have been paid. NLC or its relevant Subsidiary has complied in all material respects with the terms of such policies. Since January 1, 2016, neither NLC nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any claim under any insurance policy, or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. Neither NLC nor any of its Subsidiaries is a member of or a party to, and none of such parties or their assets are subject to, any reinsurance or risk-sharing pool or similar arrangements with an unaffiliated third party in which NLC and/or any of its Subsidiaries is the insured.

(t)            Employee Matters.

(i)                           Section 4(t)(i) of the Seller Disclosure Letter lists each NLC Benefit Plan and each material Seller Plan. Seller has provided Buyer a complete and accurate copy of each NLC Benefit Plan and each material Seller Plan.

(ii)                           Except as set forth in Section 4(t)(ii) of the Seller Disclosure Letter, (A) each NLC Benefit Plan and Seller Plan has been established, funded, maintained, and administered in both form and operation in all material respects in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (B) no NLC Benefit Plan or Seller Plan is subject to Section 302 or Title IV of ERISA; (C) no NLC Benefit Plan or Seller Plan provides medical or other welfare benefits with respect to current or former employees or directors of NLC or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by Section 4980B of the Code for which the covered participant or beneficiary pays the full cost of such coverage; (D) Seller nor any of its Subsidiaries have engaged in any transaction which would give rise to any material liability under Section 4069 or Section 4212(c) or ERISA; and (E) except as would not result in material liability, all contributions, premiums or other payments that are due have been paid on a timely basis or have been properly accrued with respect to each NLC Benefit Plan.

(iii)                          Except as set forth in Section 4(t)(iii) of the Seller Disclosure Letter or as has not had and would not reasonably be expected to have a Business Material Adverse Effect, no liability under Title I or IV of ERISA or related provisions of the Code or applicable local Law relating to employee benefit plans has been incurred by NLC, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full (other than with respect to amounts not yet due), and no condition exists that would reasonably be expected to present a risk to NLC, any of its Subsidiaries or any of their respective ERISA Affiliates of incurring any such liability.

(iv)                         Each NLC Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code and each Seller 401(k) Plan has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS. No fact or set of circumstances exists and no event has occurred that would reasonably be expected to result in any NLC Benefit Plan, the Seller, or any of Seller’s Subsidiaries being required to pay any material Tax or penalty under applicable Law in respect of any such NLC Benefit Plan.

(v)                           Neither NLC nor any of its Subsidiaries contributes to or is required to contribute to any Multiemployer Plan.

(vi)                          Except as set forth in Section 4(t)(vi) of the Seller Disclosure Letter, neither the execution of this Agreement nor the consummation of the Transaction (whether alone or together with any other events) will (A) result in any material payment that is the liability of NLC or any of its Subsidiaries becoming due to any Business Employee, (B) materially increase any benefits otherwise payable by NLC or any of its Subsidiaries to any Business Employee, or (C) result in the acceleration of the time of payment or vesting of any such benefits.

(vii)                         Except as set forth in Section 4(t)(vii) of the Seller Disclosure Letter: (A) each of NLC and its Subsidiaries is in material compliance with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, compensation and benefits and wages and hours; (B) neither NLC nor any of its Subsidiaries is a party to a collective bargaining agreement, and to the Knowledge of Seller, as of the date hereof no labor union has been certified to represent any employee of NLC or any of its Subsidiaries or has applied to represent such employees; and (C) as of the date hereof, there is no pending or, to the Knowledge of Seller, threatened, material work stoppage, slowdown or labor strike against NLC or any of its Subsidiaries.

(viii)                        There are no material claims, other than routine claims for benefits, or actions pending or, to the Knowledge of Seller, threatened against Seller in connection with any NLC Benefit Plan.

(u)            Environmental, Health and Safety Matters.

(i)                            Except as has not had and would not reasonably be expected to have a Business Material Adverse Effect, NLC and its Subsidiaries are in compliance with Environmental, Health and Safety Requirements.

(ii)                           NLC and its Subsidiaries have not received any written notice, claim, report or other information from any Person or Governmental Authority and there is no pending or, to the Seller’s Knowledge threatened, Legal Proceeding regarding any actual or alleged material violation of Environmental, Health and Safety Requirements, or any actual or potential material liabilities or claim, including any investigatory, remedial or corrective action obligations, relating to NLC or its Subsidiaries, their facilities, any Leased Real Property, or any other real property formerly owned or operated by NLC or its Subsidiaries or their predecessors arising under Environmental, Health and Safety Requirements.

(v)            Certain Business Relationships with NLC and Its Subsidiaries.  Seller and its Affiliates have not been involved in any material business arrangement or relationship with NLC or any of its Subsidiaries within the past 12 months other than arrangements or business relationships that were on arm’s-length terms and fully reflected in the NLC Financial Statements. Except as set forth in Section 4(v)(x) of the Seller Disclosure Letter, neither Seller nor any of its Affiliates (other than NLC and its Subsidiaries) owns any asset, tangible or intangible, that is used in the Business. Except as set forth in Section 4(v)(y) of the Seller Disclosure Letter, neither Seller nor any of its Affiliates is a party to any Contract with, or has any claim or right against, NLC or any of its Subsidiaries.

(w)            Certain Business Practices.  None of NLC, its Subsidiaries, or Seller, and no director, officer, agent or employee of NLC or any of its Subsidiaries, has (i) used any funds for unlawful contributions, gifts or entertainment or other unlawful expenses relating to political activity, campaigns, parties or advertising, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, or (iii) violated any similar provision of applicable Law.

(x)            Actuarial Reports.  Except as set forth in Section 4(x) of the Seller Disclosure Letter, NLC has made available to Buyer a true and complete copy of any actuarial reports prepared by actuaries, independent or otherwise, with respect to NLC and its Subsidiaries in the 12 months prior to the date of this Agreement, and all attachments, addenda, supplements and modifications thereto (the “Actuarial Analyses”). The information and data furnished by NLC and its Subsidiaries to its independent actuaries in connection with the preparation of the Actuarial Analyses were accurate in all material respects.

(y)            Regulatory Filings.  Except as set forth in Section 4(y) of the Seller Disclosure Letter, since January 1, 2016, NLC and its Subsidiaries have filed all material reports, statements, documents, registrations, filings, or submissions required to be filed by each of NLC and its Subsidiaries, respectively, with any applicable Governmental Authority. All such material reports, statements, documents, registrations, filings, or submissions complied in all material respects with applicable Law in effect when filed and no material deficiencies have been asserted by any Governmental Authority with respect to such reports, statements, documents, registrations, filings, or submissions that have not been satisfied. All premium rates, rating plans, and policy forms established, adopted or used by NLC and its Subsidiaries since January 1, 2016 that are required to be filed with or approved by insurance Governmental Authorities have been so filed or approved, the premiums charged conform in all material respects to the premiums so filed or approved, and comply in all material respects with the insurance Laws applicable thereto. There are no material outstanding written commitments or undertakings between NLC or the Insurance Companies and any Governmental Authority with respect to the Business.

(z)            Insurance Markets.  NLC and its Subsidiaries have all requisite authorizations to place business in the insurance markets in which they operate. Except as set forth in Section 4(z) of the Seller Disclosure Letter, since January 1, 2016, neither NLC nor any of its Subsidiaries has had its authority withdrawn, cancelled, non-renewed, suspended, substantially restricted or otherwise impaired in any such insurance market in which it places business. Except as set forth in Section 4(z) of the Seller Disclosure Letter, neither NLC nor any of its Subsidiaries is in violation of, or default under, any requirements necessary to place business in the insurance markets in which it operates. Neither NLC nor any of its Subsidiaries is the subject of, or party to, any actual or, to the Knowledge of Seller, threatened disciplinary Legal Proceeding under any applicable Law in respect of its placement of business in any of the insurance markets in which it operates. Neither NLC nor any of its Subsidiaries places business directly or indirectly in any insurance market, other than those in which it has full authorization to do so. At and immediately following the Closing, each of NLC and its Subsidiaries will hold valid authorizations to place business in the insurance markets in which it places business as of the date hereof.

(aa)      Insurance Practices.  All policies, binders, slips, certificates, and participation agreements and other agreements of insurance, whether individual or group, that are in effect (including all applications, supplements, endorsements, riders and ancillary agreements in connection therewith) and that have been issued by the Insurance Companies and any and all marketing materials, are, to the extent required under applicable Law, on forms approved by applicable insurance Governmental Authorities or which have been filed and not objected to by such authorities within the period provided for objection (the “Company Forms”). The Company Forms comply in all material respects with the applicable insurance Law. All marketing materials, whether or not in written form (including broadcasting and website communications), have complied in all material respects with applicable advertising Law and accurately described the Insurance Companies’ products, including with respect to coverage limits, exclusions, pre-existing conditions, deductibles and co-payments. Since January 1, 2016, the Insurance Companies’ agent training programs and other communications to agents and distributors (including training manuals, tapes, scripts, etc.) have been consistent with the Insurance Companies’ marketing materials and in compliance in all material respects with applicable Laws.

(bb)      Producer Relationships.

(i)                            Section 4(bb)(i) of the Seller Disclosure Letter sets forth the standard forms of agreement (the “Producer Agreement”) currently being utilized by the Insurance Companies with respect to Persons who produce, write, place or sell policies, binders and Contracts of insurance marketed and issued by the Insurance Companies (the “Producers”).

(ii)                           Section 4(bb)(ii) of the Seller Disclosure Letter sets forth a list of the top 20 Producers during the year ended December 31, 2018. Each Producer set forth on Section 4(bb)(ii) of the Seller Disclosure Letter is (A) as of the date hereof, duly licensed and properly appointed in each jurisdiction in which such Producer currently produces, writes, places or sells insurance on behalf of an Insurance Company and (B) to the Knowledge of Seller, since December 31, 2018, was duly licensed and properly appointed in each jurisdiction at the time such Producer produced, wrote, placed or sold insurance on behalf of such Insurance Company. To the knowledge of Seller, as of the date hereof, no Producer set forth on Section 4(bb)(ii) of the Seller Disclosure Letter is the subject of, or party to, any disciplinary Legal Proceeding under any material Law related to the Business (or with or without notice or lapse of time or both would have violated any material Law related to the Business).

(iii)                          The Insurance Companies are not in breach or violation of, or default under, in any material respect, any of its Contracts with Producers. There is no dispute pending or, to the Knowledge of Seller, threatened against any Insurance Company by any Producer. Each Producer Agreement complies in all material respects with applicable Laws.

(iv)                          Except as set forth in Section 4(bb)(iv) of the Seller Disclosure Letter, no Insurance Company is party to any agency Contracts, third party administration Contracts or other similar arrangements or commitments, or amendments, supplements or modifications thereto, under which an independent Person has authority to perform underwriting analysis, issue insurance policies on behalf of the Insurance Companies or bind the Insurance Companies.

(cc)      Systems.  The computer, information technology and data processing systems used by NLC or its Subsidiaries, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Systems”), are reasonably sufficient to permit NLC or its Subsidiaries to conduct the Business as currently conducted. All Systems, other than software that is duly and validly licensed to NLC or its Subsidiaries, are owned and operated by and are under the control of Seller, NLC or such Subsidiaries, and are not wholly or partly dependent on any systems, facilities or services which are not under the ownership, operation and control of Seller, NLC or such Subsidiaries.

(dd)      Unclaimed Property. NLC and its Subsidiaries have either (i) filed or caused to be filed with the appropriate Governmental Authority all material unclaimed property reports required to be filed and remitted to the appropriate Governmental Authority all unclaimed property required to be remitted therewith, or (ii) delivered or paid all material unclaimed property to its original or proper recipient.

(ee)      Disclaimer of Other Representations and Warranties.  Except as expressly set forth in Section 3, this Section 4, the Seller Disclosure Letter, the Transaction Documents, and all certificates to be delivered hereunder, Seller makes no representation or warranty, express or implied, at law or in equity, in respect of NLC, its Subsidiaries or any of their respective assets, liabilities or operations, including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed.

Section 5.           Pre-Closing Covenants.  On or before the Closing, each of the Parties shall, or shall cause its Subsidiaries to, do the following:

(a)            General.  Buyer and Seller shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Law to consummate and make effective in the most expeditious manner possible the Transaction and, as applicable, the Carrier Entities Transaction, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transaction and, as applicable, the Carrier Entities Transaction, as soon as practicable, (ii) the execution and delivery of any additional instruments necessary to consummate the Transaction and, as applicable, the Carrier Entities Transaction, and to fully carry out the purposes of this Agreement, and (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transaction, and, as applicable, the Carrier Entities Transaction, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed. Without limiting the foregoing, Buyer agrees to file or cause to be filed within 40 days following the execution of this Agreement “Form A” statements or equivalent change of control applications with respect to the Transaction and the Carrier Entities Transaction with the insurance regulators or other Governmental Authorities in each jurisdiction where required by applicable Law (it being understood that such applications will include any material agreements relevant to the operation of the Carrier Business following the Carrier Entities Closing, including one or more managing general agent agreements proposed to be entered into between the Agency Business and the Carrier Business); provided that the post-closing transaction structure contemplated by any such application shall be substantially consistent with Schedule 3 (unless an alternative transaction structure is required by the insurance regulators or other Governmental Authorities) or as otherwise mutually agreed by Buyer (upon the advice and consent of RIH) and Seller. Without limiting the foregoing, Buyer and Seller shall take all actions necessary to obtain (and shall cooperate with each other in obtaining) any Governmental Approvals (which actions shall include furnishing all information required in connection with such Governmental Approvals) required to be obtained or made by Buyer, Seller, RIH, NLC or any of its Subsidiaries in connection with the Transaction, and, as applicable, the Carrier Entities Transaction. Additionally, each of Buyer and Seller shall use reasonable best efforts to fulfill all conditions precedent to this Agreement (including those set forth in Section 7(a)) and shall not take any action after the date of this Agreement that would reasonably be expected to impair or materially delay the obtaining of, or result in not obtaining, any Governmental Approval necessary to be obtained prior to the Closing or the Carrier Entities Closing. To the extent that transfers of any permits are required as a result of the execution of this Agreement or the consummation of the Transaction, or, as applicable, the Carrier Entities Transaction, the Parties shall use reasonable best efforts to effect such transfers.

(b)          Notices and Consents.

(i)                            Seller shall use commercially reasonable efforts to cause each of NLC and its Subsidiaries to give any notices to third parties, and shall cause each of NLC and its Subsidiaries to use commercially reasonable efforts to obtain any third party consents, referred to in the items set forth in Section 5(b) of the Seller Disclosure Letter. Each of the Parties will (and Seller will cause each of NLC and its Subsidiaries to) make any necessary Governmental Filings, and use reasonable best efforts to obtain any Governmental Approvals (including, without limitation, approvals by the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act, if Buyer elects to file a notification thereunder, and the Texas Department of Insurance) that may be or become necessary for their respective execution and delivery of, the performance of their respective obligations pursuant to, and the consummation of the Transaction, and, as applicable, the Carrier Entities Transaction, and shall take all actions as may be requested by any such Governmental Authorities to obtain such Governmental Approvals; provided, however, that in no event shall any Party or RIH or any of their respective Affiliates be required to agree to (A) the divestiture of any business or entity, (B) any requirement imposed by a Governmental Authority that would reasonably be expected to have a Business Material Adverse Effect or (C) take or refrain from taking any action or to become subject to any condition, limitation, restriction or requirement that would reasonably be expected to result in a Burdensome Condition. For purposes of this Agreement, “Burdensome Condition” means a term or condition of any Governmental Approval that (a) would reasonably be expected to result in a required contribution of more than $15,000,000 in additional capital (i.e., in excess of the amount set forth in the Equity Commitment Letter) to the Carrier Entities or would reasonably be expected to result in an adverse effect on NLC and its Subsidiaries, taken as a whole, of more than $15,000,000 (either such circumstance, an “Aggregate Adverse Effect”) or (b) would reasonably be expected to result in an adverse effect on the aggregate value of the Carrier Entities, taken as a whole, of more than $7,500,000 or the aggregate value of the Agency Entities, taken as a whole, of more than $7,500,000 (either such circumstance, a “Separate Adverse Effect”). If an Aggregate Adverse Effect occurs, then Buyer shall have the option in its sole and exclusive discretion to (i) terminate this Agreement without liability of any kind, subject to Section 8(b), or (ii) require Seller and/or its Affiliates (excluding NLC and its Subsidiaries) to lend to Buyer an amount of up to $15,000,000 (the “Seller Debt”) to the extent that the Seller Debt will serve to mitigate the adverse effect sufficiently to cause Buyer to not exercise the termination right in Buyer’s sole determination; provided that the Seller Debt shall be issued on an unsecured basis with a maturity of two years and an annual interest rate of 5% and such other terms as are mutually agreed by Seller and Buyer. If a Separate Adverse Effect occurs, then Buyer shall have the option (and RIH shall have the right to cause Buyer to exercise such option) in its sole and exclusive discretion to (x) terminate this Agreement (provided that each of Buyer and RIH shall receive no less than ten business days’ notice of the other Party’s intention to effect such termination) or (y) require Seller and/or its Affiliates (excluding NLC and its Subsidiaries) to provide the Seller Debt to the extent that the Seller Debt will serve to mitigate the adverse effect sufficiently to cause Buyer to not exercise the termination right. If Buyer or RIH causes the termination of this Agreement as a result of a Separate Adverse Effect, then Seller will receive a fee in the amount of $5,000,000 (the “Termination Fee”); provided that Seller will receive the Termination Fee if this Agreement is terminated pursuant to Section 8(a)(ii) and, at the time of such termination, (I) Buyer or RIH shall have had the right to cause the termination of this Agreement as a result of a Separate Adverse Effect (but not as a result of an Aggregate Adverse Effect) and (II) all of the conditions set forth in Section 7(a) and Section 7(b) shall have been satisfied or validly waived (other than one or both of (x) Section 7(a)(i) or Section 7(a)(ii) and (y) those conditions that by their nature are to be satisfied at the Closing, provided that such conditions were then capable of being satisfied if the Closing had occurred on the date of such termination). In either circumstance described in the preceding sentence, the Termination Fee shall be paid one-half (½) by Buyer and one-half (½) by MGI by wire transfer of same-day funds within ten business days following the date of termination of this Agreement. Notwithstanding the foregoing, if Buyer determines to terminate this Agreement or RIH determines to cause Buyer to terminate this Agreement as a result of a Separate Adverse Effect, then Buyer or RIH (whichever was not so adversely affected by such Separate Adverse Effect) shall have the right to prevent such termination and acquire all of NLC and its Subsidiaries prior to the Outside Date in accordance with the terms hereof, in which case no Termination Fee will be due under this Agreement and in which case the Seller Debt shall be made available to the party exercising its right to acquire all of NLC and its Subsidiaries pursuant hereto.

(ii)                           Prior to the Closing, each of the Parties shall promptly notify one another of any communication it receives from any Governmental Authority relating to the Transaction, and, as applicable, the Carrier Entities Transaction, and permit the other Party and RIH to review in advance any proposed material written communication by such Party to the Governmental Authority and shall provide each other and RIH with copies of all correspondence, filings or communications between such Party or any of its representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand; provided, however, that (A) Buyer may redact from such correspondence, filings and communications any confidential financial or competitive information of Buyer and its Affiliates and (B) no Party shall be required to share information with the other if the sharing of such information would violate any Laws or would be inconsistent with the confidentiality provisions contained or referred to in Section 5(g) hereof. The Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing.

(c)           Operation of Business.  Seller will not cause or permit NLC or any of its Subsidiaries to engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business except as expressly contemplated by this Agreement or with the prior written consent of Buyer. Without limiting the generality of the foregoing and without the prior written consent of Buyer, Seller:

(i)                            will use its reasonable best efforts to maintain, keep and preserve NLC’s and its Subsidiaries’ assets and properties in good condition and repair and maintain insurance thereon in accordance with present practices,

(ii)                           will use its reasonable best efforts (A) to preserve the business and organization of NLC and its Subsidiaries, (B) to keep available to Buyer the services of NLC’s and its Subsidiaries’ present officers, employees, Producers, agents and independent contractors, (C) to preserve for the benefit of Buyer the goodwill of banks, suppliers, customers, Producers, reinsurers, landlords and others having business relations with it, and (D) to cooperate with Buyer and use commercially reasonable efforts to assist Buyer in obtaining the consent of any party where the consent of such party may be required by reason of the Transaction or, as applicable, the Carrier Entities Transaction,

(iii)                          will not permit NLC or any of its Subsidiaries to:

(A)            make (or incur any obligation to make) any capital expenditures in excess of $250,000;

(B)            incur any indebtedness for borrowed money, except borrowings incurred in the Ordinary Course of Business, or lend money to any Person;

(C)            change its respective Articles of Incorporation or Bylaws (or any equivalent governing document);

(D)            except for (x) distributions to NLC or any of its Subsidiaries from NLC’s Subsidiaries or (y) ordinary dividends to Seller from NLC or any of its Subsidiaries, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other equity interests or repurchase, redeem or otherwise reacquire any shares of capital stock, equity interests or other securities;

(E)            sell, issue, grant or authorize the issuance or grant of (1) any capital stock or other security, or (2) any instrument convertible into or exchangeable for any capital stock, equity interests or other security;

(F)            amend or waive any of its rights under, or accelerate the vesting under, any provision of any of NLC’s or its Subsidiaries’ stock option plans, any provision of any Contract related to any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option or any related Contract;

(G)            recognize any labor union or enter into any collective bargaining agreement;

(H)            form any Subsidiary or acquire any equity interest or other interest in any other entity;

(I)            except as may be required under any Employee Benefit Plan, in the Ordinary Course of Business, in connection with any action that applies uniformly to Business Employees and other similarly situated employees of Seller or its Affiliates, or as set forth in Section 5(c)(iii) of the Seller Disclosure Letter, (1) grant to any Business Employee any material increase in compensation or (2) adopt, enter into or materially amend any NLC Benefit Plan;

(J)            except in the Ordinary Course of Business, dismiss any employee set forth in Section 5(c)(J) of the Seller Disclosure Letter or hire any new employee having an annual salary in excess of $150,000;

(K)            change any of its methods of accounting or accounting practices in any respect except as required by GAAP or SAP;

(L)            make, change, or revoke any material Tax election, adopt or change any material accounting method with respect to Taxes, enter into any material written agreement or settlement with a Governmental Authority with respect to Taxes, file any material amended Tax Return or, except in the ordinary course of business, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(M)            commence or settle any material Legal Proceeding;

(N)            willfully and intentionally take or omit to take any action that is designed or reasonably likely to result in any of its representations and warranties set forth in this Agreement or any certificate delivered in connection with the Closing being or becoming untrue in any material respect at any time at or prior to the Closing;

(O)            (i) change its investment guidelines attached hereto as Exhibit 5(c)(iii)(O) (the “Investment Guidelines”), (ii) make or dispose of Investment Assets not in accordance with the Investment Guidelines (except as required pursuant to Section 5(k)), or (iii) notwithstanding the Investment Guidelines, acquire any Investment Assets other than freely marketable securities; or

(P)            authorize, agree, commit or enter into any Contract to take any of the actions described in clauses (A) through (O) of this Section 5(c)(iii); and

(iv)                          will cause NLC and its Subsidiaries to:

(A)            maintain their consolidated books of accounts and records created from and after the date of this Agreement in the usual manner, in accordance with GAAP applied on a consistent basis with prior years, subject to normal year-end adjustment and accruals;

(B)            comply in all material respects with all applicable Laws; and

(C)            notwithstanding any other provision of this Section 5(c), take such actions as are reasonably required in order to ensure that NLC and its Subsidiaries will continue to have adequate support in place for the Guidewire software, including after the expiration of the current support for such software that is expected to lapse in June 2020.

(d)            Full Access.  Seller will permit, and Seller will cause NLC and each of its Subsidiaries to permit, representatives of Buyer and RIH (including legal counsel and accountants) to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of NLC and its Subsidiaries, to all premises, properties, books, records (including tax records), Contracts, and documents of or pertaining to NLC and each of its Subsidiaries; provided, however, Seller may restrict the foregoing access to the extent that (i) applicable Law requires Seller or any of its Subsidiaries to restrict or prohibit such access; (ii) providing such access would breach a confidentiality obligation to a third party after taking into consideration Buyer’s obligations under the Confidentiality Agreement; (iii) such books, records, Contracts, and documents relate solely to the sale process in connection with the Transaction or the Carrier Entities Transaction; or (iv) providing such access would reasonably be expected to result in the loss or waiver of the attorney-client or other applicable privilege or protection.

(e)            Notice of Developments.

(i)                            Seller may elect at any time to notify Buyer of any development, event or circumstance first occurring after the date hereof that would have been required to have been disclosed in the Seller Disclosure Letter if it had occurred prior to the date hereof. Unless Buyer has the right to terminate this Agreement pursuant to Section 8(a)(vi) by reason of the development and exercises that right within the period of 40 business days referred to in Section 8(a)(vi), the written notice pursuant to this Section 5(e) will be deemed for the purposes of Section 7(b)(i) only (and not for any other purpose, including, without limitation, with respect to any indemnification rights in Section 9) to have: (A) amended the Seller Disclosure Letter with respect to Section 4, (B) qualified the representations and warranties contained in Section 4, and (C) cured any misrepresentation or breach of warranty that otherwise might have existed with respect to Section 4 by reason of the development.

(ii)                           Each Party will give prompt written notice to the other Party of any development causing a breach of any of its own representations and warranties in Section 3 and Section 4 that would permit the other Party to terminate the Agreement pursuant to Section 8(a)(iv) or Section 8(a)(v), as applicable. Except as provided in Section 5(e)(i), no disclosure by any Party pursuant to this Section 5(e)(ii), however, shall be deemed to amend or supplement the Seller Disclosure Letter or Buyer Disclosure Letter, as applicable, or to prevent or cure any misrepresentation or breach of warranty.

(f)            Exclusivity. Seller will not (and Seller will not cause or permit NLC or any of its Subsidiaries to), directly or indirectly, solicit, initiate, encourage (including by way of furnishing information), or take or permit any other action that results in, or could reasonably be expected to lead to the submission of, any proposal or offer, from any Person relating to the acquisition of all or substantially all of the capital stock or assets of NLC or any of its Subsidiaries (including any acquisition structured as a merger, consolidation, or share exchange). Seller shall promptly (and in any event, within 24 hours of becoming aware of any such inquiries or proposal) advise Buyer orally and in writing of any such inquiries or proposals of which Seller becomes aware. Seller shall, and shall cause each of its Affiliates and representatives to, immediately discontinue any ongoing discussions or negotiations (other than any ongoing discussions with Buyer) relating to a possible acquisition transaction.

(g)           Confidentiality. The terms of the letter agreement dated September 12, 2019 (the “Confidentiality Agreement”) between Buyer and NLC shall not be superseded by this Agreement and shall continue in full force and effect until the Closing, at which time the confidentiality obligations under the Confidentiality Agreement shall terminate. If, for any reason, the Transaction is not consummated, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(h)           Change of Control of NLIC and NLASCONL. Seller shall take such actions as are necessary to cause, or cause its Affiliates to cause, the following to occur on the Closing Date: (i) the resignation of the underwriters of NLIC designated by Buyer set forth in Section 5(h) of the Seller Disclosure Letter and the transfer and assignment of their respective guaranty fund shares in NLIC and the rights and obligations under their respective Trust Agreements with Excalibur Financial Corporation, in the manner requested by Buyer (at the direction of RIH), to successor underwriters designated by Buyer (at the direction of RIH); (ii) the resignation of the directors and officers of NLASCONL set forth on Section 5(h) of the Seller Disclosure Letter; and (iii) such other actions as may be requested by Buyer (or, with respect to the Carrier Entities, the Carrier Business or the Carrier Entities Transaction, RIH), including, without limitation, executing related necessary or appropriate documentation, in order to facilitate a change of control of NLIC and NLASCONL.

(i)            Financing.

(i)                          Buyer shall take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain funds sufficient to fund the Required Amounts on or prior to the date upon which the Transaction is required to be consummated pursuant to the terms hereof. In furtherance and not in limitation of the foregoing, Buyer shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letters as promptly as possible but in any event prior to the date upon which the Transaction is required to be consummated pursuant to the terms hereof, including by (i) maintaining in effect the Commitment Letters, (ii) negotiating and entering into definitive agreements with respect to the Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein and (iii) satisfying on a timely basis all conditions in the Commitment Letters and the Definitive Agreements and complying with its obligations thereunder. Buyer shall comply with its obligations, and enforce its rights, under the Commitment Letters and Definitive Agreements in a timely and diligent manner.

(ii)                          Buyer shall not, on or prior to the Closing Date, without the prior written consent of Seller: (A) permit any amendment or modification to, or any waiver of any provision or remedy under, the Commitment Letters or the Definitive Agreements if such amendment, modification, waiver or remedy (1) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (2) reduces the amount of the Financing, (3) adversely affects the ability of Buyer to enforce its rights against other parties to the Commitment Letters or the Definitive Agreements, relative to the ability of Buyer to enforce its rights against the other parties to the Commitment Letters as in effect on the date hereof or (4) could otherwise reasonably be expected to prevent, impede or delay the consummation of the Transaction; or (B) terminate the Commitment Letters or any Definitive Agreement. Buyer shall promptly deliver to Seller copies of any such amendment, modification, waiver or replacement.

(iii)                         In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Buyer will (A) use reasonable best efforts to obtain alternative debt financing (in an amount sufficient, when taken together with the available portion of the Debt Financing, to consummate the Transaction and to pay the Closing Purchase Price) from the same or other sources and which do not include any conditions to the consummation of such alternative debt financing that are more onerous than the conditions set forth in the Debt Financing and (B) promptly notify Seller of such unavailability and the reason therefor. For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question). Buyer shall provide Seller with prompt oral and written notice of any actual or threatened breach, default, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement and a copy of any written notice or other written communication from any Lender or Investor or other financing source with respect to any breach, default, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement of any provision thereof. Buyer shall keep Seller reasonably informed on a current basis of the status of its efforts to consummate the Financing. The foregoing notwithstanding, compliance by Buyer with this Section 5(i)(iii) shall not relieve Buyer of its obligations to consummate the Transaction whether or not the Financing or any other financing is available.

(iv)                         Prior to the Closing, Seller shall provide, and shall cause NLC to provide, and shall use its reasonable efforts to cause their respective representatives to provide, all cooperation reasonably requested by Buyer in writing necessary for the arrangement of the Debt Financing, including by using reasonable best efforts to (A) to the extent required by the Debt Financing, facilitate the pledging of collateral, effective no earlier than the Closing, (B) furnish Buyer and the Lenders and Investors as promptly as reasonably practicable following the delivery of a request therefor to Seller by Buyer (which notice shall state with specificity the information requested) such financial and other information regarding NLC as is reasonably available to Seller at such time and is customarily required in connection with the execution of financings of a type similar to the Debt Financing (provided that Seller will have no obligation to prepare pro forma financial information or post-Closing financial information), and (C) provide all documentation and other information about NLC and its Subsidiaries required by the Debt Financing Sources to comply with “know your customer” and anti-money laundering rules and regulations, including, without limitation, the USA PATRIOT Act, Title III of Pub. L. 107-56, in each case as reasonably requested by Buyer at least ten (10) Business Days prior to the Closing Date; it being understood that Seller shall have satisfied its obligations set forth in clauses (A) through (C) of this sentence if Seller shall have used its reasonable efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided. The foregoing notwithstanding, none of Seller or its representatives shall be required to take or permit the taking of any action pursuant to this Section 5(i)(iv) that: (i) would require Seller, NLC or any of their respective Affiliates or any Persons who are officers or directors of Seller, NLC or any of their respective Affiliates to pass resolutions or consents to approve or authorize the execution of the Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification to any existing certificate, document, instrument or agreement, (ii) would cause any representation or warranty in this Agreement to be breached by Seller, (iii) would require Seller, NLC or any of their respective Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Financing (in the case of NLC and its Subsidiaries) prior to the Closing or (in the case of Seller and its Affiliates other than NLC and its Subsidiaries) at any time, (iv) would cause any director, officer or employee or stockholder of Seller, NLC or any of their respective Affiliates to incur any personal liability, (v) would conflict with the organizational documents of Seller, NLC or any of their respective Affiliates or any Laws, (vi) would reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any contract to which Seller, NLC or any of their respective Affiliates is a party, (vii) would require Seller, NLC or any of their respective Affiliates, or any representatives of any of the foregoing, to provide access to or disclose information that Seller, NLC or any of their respective Affiliates determines would jeopardize any attorney-client privilege of Seller, NLC or any of their respective Affiliates, (viii) would require Seller, NLC or any of their respective Affiliates, or any representatives of any of the foregoing, to prepare any financial information or statements that are not available to Seller, NLC or any of their respective Affiliates and prepared in the ordinary course of financial reporting practice or (ix) would unreasonably interfere with the ongoing operations of Seller, NLC or any of their respective Affiliates. Nothing contained in this Section 5(i)(iv) or otherwise shall require NLC or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing. Nothing contained in this Section 5(i)(iv) or otherwise shall require Seller or any of its Affiliates (other than NLC and its Subsidiaries), at any time, to be an issuer or other obligor with respect to the Financing. Buyer shall, promptly upon request by Seller, reimburse Seller for all reasonable out-of-pocket costs incurred by Seller or any of its Affiliates or any of their respective representatives in connection with such cooperation and shall indemnify and hold harmless Seller and its Affiliates and their respective representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Buyer pursuant to this Section 5(i)(iv) and any information used in connection therewith (other than information provided in writing by Seller or any of its Affiliates specifically in connection with Seller’s obligations pursuant to this Section 5(i)(iv)). For the avoidance of doubt, the Parties acknowledge and agree that the provisions contained in this Section 5(i)(iv) represent the sole obligation of Seller, its Affiliates and their respective representatives with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Buyer with respect to the Transaction and no other provision of this Agreement (including the exhibits and schedules hereto) shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Buyer or any of its Affiliates or any other financing or other transactions be a condition to any of Buyer’s obligations under this Agreement.

(v)                          All non-public or otherwise confidential information regarding Seller, NLC or any of their respective Affiliates obtained by Buyer or its representatives pursuant to this Section 5(i) shall be kept confidential in accordance with the Confidentiality Agreement. Seller hereby consents to the use of NLC’s and its Subsidiaries’ logos in connection with the Financing; provided that such trademarks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Seller, NLC or any of their respective Affiliates or the reputation or goodwill of Seller, NLC or any of their respective Affiliates.

(j)            Additional Financial Statements. From the date hereof to the Closing, promptly, but in no event more than three days following filing with the applicable Governmental Authority, Seller shall deliver, or caused to be delivered, to Buyer copies of any financial statements filed with any Governmental Authority with respect to NLC or any of its Subsidiaries. Each such financial statements (i) shall be prepared, in all material respects, in accordance with GAAP or SAP (as applicable) during the period involved consistent with past practices; (ii) shall be true and correct in all material respects and present fairly, in accordance with GAAP or SAP (as applicable), the balance sheet and the statement of income of NLC or such Subsidiary, for the period then ended; and (iii) shall accurately reflect in all material respects the books of account and other financial records of NLC or such Subsidiary.

(k)            Investment. Prior to the Closing, Seller shall acquire in exchange for cash consideration at fair market value the Home Partners of America, Global Select and Stabilis investments in the investment portfolio of the Carrier Entities.

(l)            Lease Extension. Prior to the Closing, Seller shall use commercially reasonable efforts to cause that certain Sublease Agreement, by and between NLC and First Southwest Company, LLC, dated January 8, 2016, as amended by the First Amendment to Sublease, dated December 1, 2017, and as supplemented by the Office Lease Agreement, by and between Republic Center L.P. and First Southwest Company, dated February 8, 2002 and all amendments thereto to be amended in order to make such sublease coterminous with the existing term under that certain Office Lease, dated February 29, 2019, by and between PlainsCapital Bank and NLC, in a manner reasonably satisfactory to Buyer.

Section 6.              Post-Closing Covenants.

From and after the Closing Date, each of the Parties covenants and agrees as follows:

(a)            General. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement and the intentions of the Parties (including with respect to the Carrier Entities Transaction), each Party will take such further action (including the execution and delivery of such further instruments and documents) as the other Party or RIH reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Section 9).

(b)            Litigation Support. In the event and for so long as any Party actively is contesting or defending against any Legal Proceeding, charge, complaint, claim, or demand in connection with (i) the Transaction or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving NLC or any of its Subsidiaries, each of the other Parties shall cooperate with such Party and its counsel in the contest or defense, make available his, her, or its personnel, and provide such testimony and access to his, her, or its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Section 9 below).

(c)            Transition. Seller will not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of NLC or any of its Subsidiaries from maintaining the same business relationships with NLC and its Subsidiaries after the Closing and the Carrier Entities Closing as it maintained with NLC and its Subsidiaries prior to the Closing and the Carrier Entities Closing.

(d)            Insurance. The Business and the operations and assets and liabilities in respect thereof shall cease to be insured by Seller’s or its Affiliates’ insurance policies, and neither Buyer nor its Affiliates (including the Business) shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover the Business or the operations or assets or liabilities in respect thereof. Seller or its Affiliates may amend any insurance policies in the manner it deems appropriate to give effect to this Section 6(d). Buyer shall be responsible for securing all insurance it considers appropriate for the Business and the operations and assets and liabilities in respect thereof. At the Closing, Buyer agrees to take over and assume all the known and incurred but not reported claims in respect of the Business and the operations and assets and liabilities in respect thereof, which have been incurred as of the Closing, and Buyer agrees to be responsible to pay such claims. Buyer further covenants and agrees not to seek to assert or to exercise any rights or claims of, or in respect of, the Business and the operations and assets and liabilities in respect thereof, under or in respect of any past or current insurance policy under which any of the foregoing is a named insured.

(e)            Business Employees.

(i)                           Seller shall (or shall cause its applicable Affiliates to) transfer at or prior to the Closing the employment of each employee who is not a Business Employee and who is employed by NLC or its Subsidiaries from NLC or such Subsidiary to Seller or any of its Affiliates (other than NLC or any of its Subsidiaries), as designated by Seller, each of which is listed on Section 1(b) of the Seller Disclosure Letter. Any Business Employee who is an employee of NLC or any of its Subsidiaries as of the Closing after giving effect to the transfers contemplated by this Section 6(e)(i) shall be referred to as a “Transferred Business Employee.”

(ii)                          For a period of at least 12 months following the Closing Date, Buyer shall provide each Transferred Business Employee (A) a wage rate or base salary level that is no less favorable than such rate or level in effect for such Transferred Business Employee immediately prior to the Closing, (B) incentive compensation opportunities for such Transferred Business Employee that are no less favorable than those in effect immediately prior to the Closing, and (C) employee benefits that are the same or equivalent to the employee benefits offered to Buyer’s then-existing employees immediately prior to the Closing. As of and after the Closing, Buyer shall provide to each Transferred Business Employee full service credit for all purposes under any NLC Benefit Plan and each other employee benefit plan, policy or arrangement of Buyer or any of its Affiliates for such Transferred Business Employee’s service prior to the Closing with Seller or any of its Affiliates, to the same extent such service is recognized by Seller and its Affiliates immediately prior to the Closing; provided, that such service shall not be credited to the extent it would result in a duplication of benefits.

(iii)                         Buyer shall cause each Transferred Business Employee and his or her eligible dependents to be covered on and after the Closing by a group health plan or plans maintained by Buyer or any of its Affiliates that does not limit or exclude coverage on the basis of any preexisting condition of such Transferred Business Employee or dependent (other than any limitation already in effect under the applicable group health Employee Benefit Plan in which such Transferred Business Employee participated immediately prior to the Closing) or on the basis of any other eligibility exclusion or waiting period not in effect under the applicable group health Employee Benefit Plan in which such Transferred Business Employee participated immediately prior to the Closing.

(iv)                         Buyer shall make commercially reasonable efforts to provide each Transferred Business Employee full credit under Buyer’s or such Affiliate’s group health plans for the year in which the Closing Date occurs for any deductible or co-payment already incurred by the Transferred Business Employee under the applicable group health Employee Benefit Plan in which such Transferred Business Employee participated immediately prior to the Closing and for any other out-of-pocket expenses that count against any maximum out-of-pocket expense provision of the applicable group health Employee Benefit Plan in which such Transferred Business Employee participated immediately prior to the Closing or Buyer’s or such Affiliate’s group health plans.

(v)                          With respect to each Transferred Business Employee whose employment is terminated during the period commencing on the Closing Date and ending on the first anniversary of the Closing Date, Buyer shall provide such Transferred Business Employee with severance benefits equal in value to the greater of (A) those that such Transferred Business Employee would receive under the applicable severance policy, program or arrangement of Buyer or its Affiliates, and (B) those that such Transferred Business Employee would have received under the applicable severance policy, program or arrangement of Seller or its Affiliates, in each case, taking into account such Transferred Business Employee’s service with Seller and its Affiliates prior to the Closing and with Buyer and its Affiliates on and after the Closing.

(vi)                         From and after the Closing Date, Buyer shall assume all responsibility for, and shall indemnify and hold Seller and its Affiliates harmless in respect of all liabilities under, all NLC Benefit Plans.

(vii)                        Buyer shall recognize and assume all liabilities with respect to accrued but unused vacation time for all Transferred Business Employees. Buyer shall allow Transferred Business Employees to use the vacation, sick leave and personal time recognized or established in accordance with the terms of Seller’s and its applicable Affiliates’ programs in effect immediately prior to the Closing Date (in addition to, and not in lieu of, any vacation accrued under the applicable vacation plans or policies of Buyer or its Affiliates on or following the Closing).

(viii)                        Effective at the Closing, Buyer shall establish participation by the Transferred Business Employees in Buyer’s tax-qualified defined contribution plan or plans with a cash or deferred feature (the “Buyer 401(k) Plan”) for the benefit of each Transferred Business Employee who, as of immediately prior to the Closing, was eligible to participate in a tax-qualified defined contribution plan maintained by Seller or its Affiliates (collectively, the “Seller 401(k) Plans”). As soon as practicable after the Closing Date, the Seller 401(k) Plans shall, to the extent permitted by Section 401(k)(10) of the Code, make distributions (including loans) available to Transferred Business Employees, and the Buyer 401(k) Plan shall accept any such distribution (including loans) as a rollover contribution if so directed by the applicable Transferred Business Employee.

(ix)                          Without limiting the generality of Section 11(b), the provisions of this Section 6(e) are solely for the benefit of the parties to this Agreement and neither RIH nor any current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Employee Benefit Plan for any purpose.

(x)                           With respect to each Transferred Business Employee whose employment is transferred from Buyer and its Affiliates to RIH and its Affiliates in connection with the Carrier Entities Transaction (each such Transferred Business Employee, a “Divested Business Employee”), Buyer shall ensure that RIH provides each such Divested Business Employee with substantially similar compensation and benefits to those to be provided by Buyer to the Transferred Business Employees pursuant to this Section 6(e).

(xi)                          Notwithstanding anything to the contrary in this Section 6(e), Buyer shall not be restricted from transferring any Transferred Business Employee to any Affiliate of Buyer, RIH or NLC following Closing, including in connection with the Carrier Entities Transaction.

(f)             Cooperation. Seller shall cooperate with Buyer and RIH upon request to obtain the applicable post-Closing (and post-Carrier Entities Closing) Governmental Approval from the Company Licensing Section of the Texas Department of Insurance in respect of the substitution of underwriters of NLIC and of officers and directors of NLASCONL directed by Buyer (on behalf of RIH) and effective on the Closing Date.

(g)            Confidentiality. From and after the Closing and the Carrier Entities Closing, Seller and its Affiliates shall cause their respective representatives to maintain in confidence, and not use to the detriment of Buyer, RIH or their respective Affiliates (including for the purposes of competing with Buyer, RIH or their respective Affiliates), any written, oral or other information relating to or obtained from Buyer, RIH or their respective Affiliates, except that the foregoing requirements of this Section 6(g) shall not apply to the extent that (A) any such information is or becomes generally available to the public other than as a result of disclosure by Seller, its Affiliates or any of their respective representatives, (B) any such information is required by applicable Law to be disclosed; provided, however, that Seller shall provide Buyer written notice prior to such disclosure, or (C) any such information was or becomes available to such Party on a non-confidential basis and from a source (other than a Party to this Agreement or RIH or any Affiliate or representative of such Party or RIH) that is not bound by a confidentiality agreement. Seller shall instruct its Affiliates and representatives having access to such information of such obligation of confidentiality.

Section 7.               Conditions Precedent.

(a)            Conditions to Each Party’s Obligation to Close. The respective obligations of Seller and Buyer to effect the Closing are subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(i)                            Government and Third-Party Approvals. Termination or expiration of any applicable waiting period (including any extension thereof) required to have occurred in connection with the Transaction and, as applicable, the Carrier Entities Transaction, under the Hart-Scott-Rodino Act, if Buyer elects to file a notification thereunder, shall have occurred and all Governmental Approvals (without any Burdensome Conditions) required by the TDI to consummate the Transaction or the Carrier Entities Transaction, and all third party consents set forth on Section 7(a)(i) of the Seller Disclosure Letter, shall have been obtained.

(ii)                           No Injunctions or Restraints. No injunction or other Judgment issued by any court of competent jurisdiction shall have been entered and remain in effect which prevents the consummation of the Transaction or, as applicable, the Carrier Entities Transaction.

(b)            Conditions to Buyer’s Obligation to Close. The obligation of Buyer to effect the Closing is subject to the satisfaction (or waiver by Buyer) at or prior to the Closing of the following additional conditions:

(i)                            Representations and Warranties. (A) The representations and warranties of Seller contained in Section 4 (other than those addressed in clauses (B), (C) and (D) below) shall be true and correct as of the Closing Date as if made on and as of the Closing Date (disregarding all materiality and Business Material Adverse Effect qualifications contained therein) except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (B) the representations and warranties of Seller contained in Section 3(a)(ii), Section 4(b) and Section 4(c) shall be true and correct in all but de minimis respects as of the Closing Date as if made on and as of the Closing Date, (C) the representations and warranties of Seller contained in Section 3(a) (other than Section 3(a)(ii)), Section 4(a), Section 4(d), Section 4(e), Section 4(f), Section 4(g), the first sentence of Section 4(h), Section 4(i), Section 4(j), Section 4(l), Section 4(p), Section 4(q), Section 4(r), Section 4(v), Section 4(w), Section 4(x), Section 4(y), Section 4(z), Section 4(aa) and Section 4(bb) shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date and (D) the representations and warranties of Seller contained in the first sentence of Section 4(h) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date, except in the case of each of clauses (A), (B), (C) and (D) representations and warranties that are made as of a specific date shall be tested only on and as of such date.

(ii)                          Performance of Obligations of Seller. The covenants and agreements of Seller to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(iii)                         Officer’s Certificate. Seller shall have delivered to Buyer a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions specified in Section 7(b)(i) and Section 7(b)(ii) have been satisfied.

(iv)                         Legal Proceedings. There shall not be pending any Legal Proceeding, including any brought by any Governmental Authority: (A) challenging or seeking to restrain or prohibit the consummation of the Transaction or, as applicable, the Carrier Entities Transaction; (B) seeking damages or other relief that would be reasonably likely to result in a Business Material Adverse Effect; or (C) that would materially and adversely affect the right of Buyer, RIH, NLC, or any Subsidiary of Buyer or RIH to own the assets or operate the Business.

(v)                          Noncompetition Agreement. Seller shall have delivered to Buyer a 5-year non-competition agreement and a 7-year non-solicitation agreement (restricting solicitation of employees, Producers and customers of Seller, NLC and their Subsidiaries) in substantially the form attached hereto as Exhibit 7(b)(v) (the “Noncompetition Agreement”).

(vi)                         Release. Seller shall have delivered to Buyer a duly executed Release in substantially the form attached hereto as Exhibit 7(b)(vi) (the “Seller’s Release ”).

(vii)                        Resignations. Seller shall have caused the delivery of resignations in writing of the persons set forth in Section 7(b)(vii) of the Seller Disclosure Letter from the corresponding positions set forth therein for NLC and its Subsidiaries.

(viii)                       Transition Services Agreement. Hilltop shall have delivered to Buyer a duly executed counterpart of the transition services agreement in substantially the form attached hereto as Exhibit 7(b)(viii) (the “Transition Services Agreement”).

(ix)                          Form W-9. Seller shall have delivered to Buyer a properly completed and duly executed IRS Form W-9.

(x)                           Assignment of Contract. The assignment from NLC to National Group Corporation of Software License and Support Agreement, by and between NLASCO Group and ISCS, Inc. (Guidewire), dated December 31, 2012, as amended by Amendment One to the Software License and Support Agreement, dated August 1, 2019, as assigned to NLC on January 6, 2020, and the contribution by NLC of the assets related thereto to National Group Corporation.

(c)            Conditions to Seller’s Obligation to Close. The obligation of Seller to effect the Closing is subject to the satisfaction (or waiver by Seller) at or prior to the Closing of the following additional conditions:

(i)                           Representations and Warranties. The representations and warranties of Buyer and Parent contained in Section 3(b) shall be true and correct as of the Closing Date as if made on and as of the Closing Date except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(ii)                          Performance of Obligations of Buyer. The covenants and agreements of Buyer to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(iii)                         Officer’s Certificate. Buyer shall have delivered to Seller a certificate, dated as of the Closing Date and signed on behalf of Buyer by an executive officer of Buyer, stating that the conditions specified in Section 7(c)(i) and Section 7(c)(ii) have been satisfied.

(iv)                         Transition Services Agreement. Buyer shall have delivered to Seller a duly executed counterpart of the Transition Services Agreement.

(d)            Frustration of Closing Conditions. Neither Buyer nor Seller may rely on the failure of any condition set forth in this Section 7 to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by this Agreement, including Section 5(a).

Section 8.               Termination.

(a)            Termination of Agreement. Anything to the contrary in this Agreement notwithstanding, this Agreement may be terminated at any time prior to the Closing:

(i)                            by mutual written consent of Seller and Buyer;

(ii)                          by Seller or by Buyer, if the Closing shall not have occurred on or prior to July 30, 2020; provided, that if the conditions set forth in Section 7(a)(i) or Section 7(a)(ii) have not been satisfied by such date, either Seller or Buyer may extend such date to October 30, 2020 (such date, as may be so extended, the “Outside Date”); provided, further, that the right to terminate this Agreement under this Section 8(a)(ii) shall not be available to any Party whose failure to perform any material covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(iii)                         by Seller or by Buyer, if a Governmental Approval required under the Hart-Scott-Rodino Act to have been obtained in connection with the Transaction, if Buyer elects to file a notification thereunder, or, as applicable, the Carrier Entities Transaction, or a Governmental Approval required by the TDI to consummate the Transaction or, as applicable, the Carrier Entities Transaction, shall have been denied and such denial shall have become final and nonappealable or a permanent injunction or other permanent Judgment issued by a court of competent jurisdiction shall have become final and nonappealable, preventing the consummation of the Transaction or, as applicable, the Carrier Entities Transaction; provided, that the Party seeking to terminate this Agreement pursuant to this Section 8(a)(iii) shall have used reasonable best efforts to obtain such Governmental Approval, or to prevent the entry of such permanent injunction or other permanent Judgment, as applicable, in each case, to the extent required by Section 5(a);

(iv)                          by Buyer, if any of Seller’s representations and warranties contained in Section 3(a) or Section 4 of this Agreement shall fail to be true and correct or Seller shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 7(b)(i) or Section 7(b)(ii) and has not been cured by the earlier of (i) the date that is 60 business days after the date that Buyer has notified Seller of such failure or breach and (ii) the Outside Date; provided, that Buyer is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that such failure or breach would give rise to the failure of a condition set forth in Section 7(c)(i) or Section 7(c)(ii);

(v)                           by Seller, if any of Buyer’s representations and warranties contained in Section 3(b) of this Agreement shall fail to be true and correct or Buyer shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 7(c)(i) or Section 7(c)(ii) and has not been cured by the earlier of (i) the date that is 60 business days after the date that Seller has notified Buyer of such failure or breach and (ii) the Outside Date; provided, that Seller is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that such failure or breach would give rise to the failure of a condition set forth in Section 7(b)(i) or Section 7(b)(ii);

(vi)                          by Buyer by giving written notice to Seller at any time prior to the Closing in the event (A) Seller has within the then previous 40 business days given Buyer any notice pursuant to Section 5(e)(i) and (B) the development that is the subject of the notice reflects any failure of Seller’s representations and warranties contained in Section 3(a) or Section 4 of this Agreement to be true and correct and such failure would give rise to the failure of a condition set forth in Section 7(b)(i) and has not been cured by the earlier of (i) the date that is 20 business days after the date that Seller has given Buyer such notice and (ii) the Outside Date; or

(vii)                         pursuant to and in accordance with the terms of Section 5(b)(i).

(b)            Effect of Termination. Subject to Section 5(b)(i), if any Party terminates this Agreement pursuant to Section 8(a), all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party; provided, however, that (i) the confidentiality provisions contained in Section 5(g) shall survive termination; (ii) no Party shall be relieved of any obligation or liability arising from any willful and deliberate breach by such Party of any representation, warranty, covenant or other provision of this Agreement; (iii) the Parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 11; and (iv) no Party shall be liable for any consequential or punitive damages.

(c)             Notice of Termination. In the event of termination by Seller or Buyer pursuant to Section 8(a), written notice of such termination shall be given by the terminating Party to the other Party.

Section 9.             Indemnification and Survival.

(a)          Indemnification by Seller.

(i)            To the extent set forth in this Section 9(a), from and after the Closing, Seller agrees to indemnify and hold harmless the Buyer Indemnitees against and in respect of all losses, damages, judgments, settlement payments, fines, liabilities, obligations, penalties, costs and expenses, regardless of whether arising out of third party claims (including (w) interest and penalties, (x) reasonable attorneys’ fees and expenses actually incurred in connection therewith, (y) direct, indirect, incidental, consequential and special damages, but only to the extent such damages are reasonably foreseeable, but excluding any punitive damages, except to the extent such damages are awarded by a Judgment against, and paid by, a Buyer Indemnitee pursuant to a Third Party Claim and (z) any damages awarded by a Judgment against, and paid by, a Buyer Indemnitee pursuant to a Third Party Claim) (collectively, “Losses”) that a Buyer Indemnitee suffers or incurs (including, for the avoidance of doubt, Losses sustained or suffered indirectly by a Buyer Indemnitee that are incurred by NLC or its Subsidiaries) to the extent directly or indirectly resulting from, arising out of or based upon:

(A)            any breach of any of the representations or warranties of Seller set forth in this Agreement (other than any representation or warranty contained in Section 4(m));

(B)            any breach or non-fulfillment of any of the covenants or agreements of Seller set forth in this Agreement or any of the Transaction Documents;

(C)            without duplication of any amounts taken into account in the calculation of NLC Closing Tangible Book Value, (i) all Taxes of NLC and its Subsidiaries for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (the “Pre-Closing Tax Period”), (ii) any and all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which NLC or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, for which NLC or such Subsidiary is liable pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or non-U.S. Law, (iii) any and all Taxes of any person (other than NLC and its Subsidiaries) imposed on NLC or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any Law, which Taxes arise from any action or transaction taken or entered into by NLC or such Subsidiary before the Closing and (iv) any and all Taxes arising from any breach of any of the representations or warranties of Seller set forth in Section 4(m)(ix);

(D)            any claims of any brokers or finders claiming by, through or under Seller or its Subsidiaries with respect to the Transaction; or

(E)            any Seller’s Transaction Expenses (to the extent not paid by or on behalf of Seller at the Closing).

(ii)                         Provisions Relating to Seller’s Indemnity.  Seller will not be liable for any Loss described in Section 9(a)(i)(A) unless and until the aggregate of all Losses for which Seller is liable is in excess of One Million Dollars ($1,000,000.00) (the “Threshold Amount”), in which case the Buyer Indemnitees may make claims for indemnification for all Losses in excess of the Threshold Amount; provided, that with respect to any claim as to which a Buyer Indemnitee may be entitled to indemnification under Section 9(a)(i)(A), Seller shall not be liable for any individual or series of related Losses which do not exceed Twenty Five Thousand Dollars ($25,000.00) (the “De Minimis Amount”) (which Losses shall not be counted toward the Threshold Amount); provided, further, that (i) the aggregate amount of all Losses for which Seller is liable pursuant to Section 9(a)(i)(A) shall in no event exceed Fifteen Million Dollars ($15,000,000.00) (the “Cap”) (provided, that as it relates to Losses arising out of any and all claims with respect to Fundamental Representations and Warranties of Seller, the Cap shall not apply and the aggregate liability of Seller relating thereto, together with all other Losses, will not exceed the Closing Purchase Price) and (ii) Seller’s aggregate liability for indemnification pursuant to Section 9(a)(i)(B) and Section 9(a)(i)(C) will not, together with all other Losses, exceed the Closing Purchase Price. Notwithstanding anything to the contrary above, the provisions relating to Seller’s indemnity in this Section 9(a)(ii) shall not limit any claim for indemnification by a Buyer Indemnitee pursuant to Section 9(a)(i)(A), Section 9(a)(i)(B) or otherwise as a result of any fraud by Seller. The Threshold Amount and De Minimis Amount shall not limit any claim for indemnification by a Buyer Indemnitee with respect to a breach of any Fundamental Representations and Warranties.

(iii)                       Solely for purposes of determining Seller’s indemnification obligations under this Section 9(a) (and, for the avoidance of doubt, not for purposes of determining whether any conditions precedent to Closing under Section 7 have been satisfied), any qualifications in the representations, warranties and covenants with respect to a Business Material Adverse Effect, materiality or similar terms shall be disregarded, and such qualifications will not have any effect with respect to the determination of whether there has been a breach of any representations, warranties or covenants or the calculation of the amount of any Losses attributable to a breach of any representation, warranty or covenant of Seller set forth in this Agreement or in exhibits, annexes or schedules hereto, or in any Transaction Documents or certificates or other instruments delivered by or on behalf of Seller pursuant to this Agreement.

(iv)                        For purposes of this Agreement, in the case of any taxable period that includes but does not end on the Closing Date, the portion of periodic Taxes that are not based on income or receipts (e.g., property Taxes) for such period attributable to the Pre-Closing Tax Period shall be computed based upon the ratio of the number of days in the Pre-Closing Tax Period to the number of days in the entire period, and the portion of any other Taxes that shall be attributable to the Pre-Closing Tax Period shall be computed on a “closing of the books” basis, as if such period ended as of the close of business on the Closing Date.

(b)          Indemnification by Buyer.

(i)                         To the extent set forth in this Section 9(b), from and after the Closing, Buyer agrees to indemnify and hold harmless the Seller Indemnitees against and in respect of all Losses that a Seller Indemnitee suffers or incurs to the extent directly or indirectly resulting from, arising out of or based upon:

(A)            any breach of any of the representations or warranties of Buyer set forth in this Agreement;

(B)            any breach or non-fulfillment of any of the covenants or agreements of Buyer set forth in this Agreement;

(C)            any Taxes of NLC and its Subsidiaries for all taxable periods commencing after the Closing Date and the portion starting after the Closing Date for any taxable period that includes (but does not end on) the Closing Date, other than Taxes for which Seller indemnifies Buyer pursuant to Section 9(a)(i)(C); or

(D)            any claims of any brokers or finders claiming by, through or under Buyer with respect to the Transaction.

(ii)                        Provisions Relating to Buyer’s Indemnity.  Buyer will not be liable for any Loss described in Section 9(b)(i)(A) unless and until the aggregate of all Losses for which Buyer is liable is in excess of the Threshold Amount, in which case the Seller Indemnitees may make claims for indemnification for all Losses in excess of the Threshold Amount; provided, that with respect to any claim as to which a Seller Indemnitee may be entitled to indemnification under Section 9(b)(i)(A), Buyer shall not be liable for any individual or series of related Losses which do not exceed Twenty Five Thousand Dollars ($25,000.00) (which Losses shall not be counted toward the Threshold Amount); provided, further, that (i) the aggregate amount of all Losses for which Buyer is liable pursuant to Section 9(b)(i)(A) shall in no event exceed the Cap (provided, that as it relates to Losses arising out of any and all claims with respect to Fundamental Representations and Warranties of Buyer, the Cap shall not apply and the aggregate liability of Buyer relating thereto, together with all other Losses, will not exceed the Closing Purchase Price), and (ii) Buyer’s aggregate liability for indemnification pursuant to Section 9(b)(i)(B) and Section 9(b)(i)(C) will not, together with all other Losses, exceed the Closing Purchase Price. Notwithstanding anything to the contrary above, the provisions relating to Buyer’s indemnity in this Section 9(b)(ii) shall not limit any claim for indemnification by a Seller Indemnitee pursuant to Section 9(b)(i)(A), Section 9(b)(i)(B) or otherwise as a result of any fraud by Buyer.

(iii)                       Solely for purposes of determining Buyer’s indemnification obligations under this Section 9(b) (and, for the avoidance of doubt, not for purposes of determining whether any conditions precedent to Closing under Section 7 have been satisfied), any qualifications in the representations, warranties and covenants with respect to a Buyer Material Adverse Effect, materiality or similar terms shall be disregarded, and such qualifications will not have any effect with respect to the determination of whether there has been a breach of any representations, warranties or covenants or the calculation of the amount of any Losses attributable to a breach of any representation, warranty or covenant of Buyer set forth in this Agreement or in exhibits, annexes or schedules hereto, or in any Transaction Documents or certificates or other instruments delivered by or on behalf of Buyer pursuant to this Agreement.

(c)          Notice and Defense of Claims; Settlements.

(i)                         If any Buyer Indemnitee or Seller Indemnitee seeks indemnification under this Section 9, such Person (the “Indemnified Party”) shall give prompt written notice to other (the “Indemnifying Party”) after receiving written notice of any Legal Proceeding against it (if by a Third Party, a “Third Party Claim”) or discovering the liability or facts giving rise to such claim for indemnification, describing in reasonable detail the claim, the amount thereof (if known and quantifiable) and the basis thereof; provided, however, that failure of the Indemnified Party to timely give the notice provided in this Section 9(c)(i) to the Indemnifying Party shall not preclude the Indemnified Party from recovering damages unless and to the extent that the Indemnifying Party can demonstrate that it was actually prejudiced and damaged by such failure.

(ii)                        If the Indemnifying Party disputes its liability with respect to any such claim, the Indemnifying Party shall give written notice to the Indemnified Party, promptly but in no event greater than 30 days after receipt of written notice of the indemnification sought, of the dispute and describing those portions and the amount (if known and quantifiable) of the claim in dispute, and the basis of the dispute. Upon the Indemnified Party’s receipt of a timely notice of dispute, the Indemnifying Party and the Indemnified Party shall proceed to negotiate a resolution of such dispute and, if not resolved through negotiations within 15 days of the Indemnified Party’s receipt of the dispute of the claim, such dispute shall be resolved in accordance with the terms of this Agreement.

(iii)                       If a Third Party Claim is made which, if adversely determined, would entitle the Indemnified Party to indemnity pursuant to this Section 9, the Indemnified Party shall promptly notify the Indemnifying Party of the same in writing, specifying in reasonable detail the basis of such claim and the facts pertaining thereto and the Indemnifying Party shall be entitled to participate in, or by giving written notice to the Indemnified Party, to assume and control the defense of such Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel (which shall be reasonably acceptable to the Indemnified Party), and the Indemnified Party shall use commercially reasonable efforts to cooperate in good faith in such defense.

(iv)                       If the Indemnifying Party shall control the defense, the Indemnified Party shall have the right to, at its own expense, employ one counsel separate from counsel employed by the Indemnifying Party in any such Legal Proceeding and to participate in the defense thereof; provided, that the Indemnifying Party shall pay the fees and expenses of such counsel employed by the Indemnified Party if the Indemnifying Party has been advised in writing by counsel that an actual conflict of interest exists between the Indemnifying Party and the Indemnified Party.

(v)                        If the Indemnifying Party shall control the defense of any such claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld or delayed) before entering into any settlement of a claim or ceasing to defend such claim, if pursuant to or as a result of such settlement or cessation, injunction or other equitable relief will be imposed against the Indemnified Party, if such settlement does not expressly unconditionally release the Indemnified Party from all liabilities with respect to such claim and all other claims arising out of the same or similar facts and circumstances, with prejudice, or if such settlement could adversely affect any Tax or other liability of the Indemnified Party or any Affiliate of the Indemnified Party. The Indemnified Party shall obtain the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld or delayed) before entering into any settlement of a claim.

(vi)                       If the Indemnifying Party elects not to defend any Third Party Claim or fails to promptly notify the Indemnified Person in writing of its election to defend as provided in this Agreement, the Indemnified Party may, subject to Section 9(c)(v), pay, compromise and defend such Third Party Claim and seek indemnification for any and all Losses to the extent resulting from, arising out of or based upon such Third Party Claim.

(vii)                     The Indemnified Party and the Indemnifying Party shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(viii)                    Notwithstanding the foregoing provisions of this Section 9(c):

(A)            If a Third-Party Claim includes or could reasonably be expected to include both a claim for Taxes imposed on or payable by Seller or any of its Affiliates (other than NLC and its Subsidiaries) (including by reason of Section 9(a)) and a claim for Taxes that are imposed on or payable by Buyer or any of its Affiliates (including NLC and its Subsidiaries), Seller and Buyer shall use commercially reasonable efforts to sever such Third-Party Claim into separate Tax Proceedings relating to Taxes payable by Seller and/or any of its Affiliates (other than NLC and its Subsidiaries) and Taxes payable by Buyer and/or any of its Affiliates (including NLC and its Subsidiaries), respectively. If such Third-Party Claim is not so severable, Seller (if the claim(s) for Taxes that are payable by Seller or any of its Affiliates (other than NLC and its Subsidiaries) exceeds or reasonably could be expected to exceed in amount the claim(s) for Taxes that are payable by Buyer and/or any of its Affiliates (including NLC and its Subsidiaries)) or otherwise Buyer (Seller or Buyer, as the case may be, the “Tax Controlling Party”), shall be entitled to control the defense of such Third-Party Claim (such Third-Party Claim, a “Tax Claim”). In such case, (1) the other party (the “Tax Non-Controlling Party”) shall be entitled to participate fully (at the Tax Non-Controlling Party’s sole cost and expense) in the conduct of such Tax Claim, (2) the Tax Controlling Party shall provide the Tax Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Claim, (3) the Tax Controlling Party shall consult with the Tax Non-Controlling Party before taking any significant action in connection with such Tax Claim, (4) the Tax Controlling Party shall consult with the Tax Non-Controlling Party and offer the Tax Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Claim, (5) the Tax Controlling Party shall defend such Tax Claim diligently and in good faith as if it were the only party in interest in connection with such Tax Claim, and (6) the Tax Controlling Party shall not settle, compromise or abandon any such Tax Claim without obtaining the prior written consent of the Tax Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed. The reasonable costs and expenses of conducting the defense of such Tax Claim shall be reasonably apportioned based on the relative amounts of the claim for Taxes payable by Seller and/or any of its Affiliates (other than NLC and its Subsidiaries) and Taxes payable by Buyer and/or any of its Affiliates (including NLC and its Subsidiaries).

(B)            Notwithstanding anything to the contrary in this Agreement, Seller shall have the exclusive right to control any Tax Proceeding with respect to Seller or any of its Subsidiaries (other than NLC and its Subsidiaries) or any consolidated, affiliated, fiscal, loss sharing, combined or similar group of which Seller or any of its Subsidiaries (other than NLC and its Subsidiaries) is a member.

(d)          Survival.  The representations, warranties, covenants and agreements of the Parties contained herein and made pursuant to this Agreement, and the rights of the Parties to seek indemnification with respect thereto, shall survive the Closing; provided, however, that, except in respect of any claims for indemnification as to which written notice shall have been duly given pursuant to Section 9(c) prior to the expiration date set forth below, (i) such representations and warranties, and the rights of the Parties to seek indemnification with respect thereto, shall expire on that date that is 18 months following the Closing Date and (ii) such covenants and agreements that require performance in full prior to the Closing, and the rights of the Parties to seek indemnification with respect thereto, shall expire on that date that is 18 months following the Closing Date; provided, further, that those covenants and agreements which by their terms contemplate performance after the Closing Date shall survive the Closing indefinitely; provided, further, that the representations and warranties set forth in Section 3(a)(i) (Organization of Seller), Section 3(a)(ii) (Authorization of Transaction), Section 3(a)(iv) (Brokers’ Fees), Section 3(a)(v) (NLC Shares), Section 4(a) (Organization, Qualification, and Corporate Power), Section 4(b) (Capitalization), Section 4(c) (Brokers’ Fees) and Section 4(m)(ix) (Tax Matters) as well as Section 3(b)(i) (Organization of Buyer), Section 3(b)(ii) (Authorization of Transaction) and Section 3(b)(iv) (Brokers’ Fees) shall survive until thirty (30) days following the expiration of all relevant statutes of limitations (it being understood that “statutes of limitations” shall mean all statutes of limitations applicable to the subject matter at issue and not merely the statute of limitations with respect to a breach of contract claim); provided, further, that the representations and warranties set forth in Section 4(m) (Tax Matters) other than the representations and warranties set forth in Section 4(m)(ix) shall not survive the Closing. Notwithstanding anything contained herein to the contrary, any claim for indemnification on account of breach of a representation, warranty, covenant or agreement will survive the applicable expiration date if a Party, prior to such expiration date, asserts such claim in writing in good faith, specifying in reasonable detail the basis under this Agreement for such claim.

(e)          Mitigation.  Each of the Parties agrees to use commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to Losses indemnifiable hereunder.

(f)           Exclusive Remedy.  Following the Closing, absent fraud, claims for indemnification pursuant to this Section 9 and claims for specific performance of the covenants and obligations of the other Party under this Agreement will, collectively, be the sole and exclusive remedies for claims and damages available to Seller and Buyer arising out of or relating to this Agreement and the purchase and sale of the NLC Shares or any certificate or document delivered in connection herewith and all other rights and remedies (whether at law or equity) are hereby expressly waived.

(g)          Additional Indemnification Provisions.  With respect to each indemnification obligation contained in this Agreement, all Losses indemnifiable hereunder shall be net of (a) any net Tax Benefit actually realized by the Indemnified Party in connection with the incurrence of such Loss in or prior to the taxable year in which the indemnity payment is made or in the next taxable year, calculated on a “with and without” basis, net of costs reasonably incurred by the Indemnified Party in connection therewith and (b) and third-party insurance proceeds that have been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification, net of costs reasonably incurred by the Indemnified Party in connection therewith (it being agreed that if any Tax Benefit, third-party insurance proceeds in respect of such facts are actually realized or recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, the amount of such Tax Benefit which is realized in the taxable year after the indemnification payment is made or in the next taxable year or such proceeds shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made). The Indemnified Party shall use, and cause its Affiliates to use, commercially reasonable efforts to seek recovery under applicable insurance policies covering such loss to the same extent as it would if such loss were not subject to indemnification hereunder.

Section 10.           Tax Matters.

(a)          Tax Returns. Seller shall prepare or shall cause to be prepared (i) any combined, consolidated or unitary Tax Return that includes Seller or any of its Subsidiaries (other than NLC and its Subsidiaries), on the one hand, and any of NLC and its Subsidiaries, on the other hand, and shall include the income of NLC and its Subsidiaries required to be included on such Tax Return (including, if applicable, any deferred items triggered into income by Treasury Regulation Section 1.1502-12 and any excess loss account taken into income under Treasury Regulation Section 1.1502-19 and any such items under applicable analogous provisions of state, local or non-U.S. Law) (a “Combined Tax Return”), and (ii) any other Tax Return required to be filed by or with respect to NLC and any of its Subsidiaries for any taxable period that ends on or before the Closing Date (a “Pre-Closing Separate Tax Return”). Buyer shall not amend or revoke any Combined Tax Return or any Pre-Closing Separate Tax Return without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed). At Seller’s request, Buyer shall file, or cause to be filed, amended Pre-Closing Separate Tax Returns; provided that Seller shall bear all costs and expenses associated with the preparation and filing of any such amended Pre-Closing Separate Tax Return. Except for any Combined Tax Return or Pre-Closing Separate Tax Return, Buyer shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to NLC and its Subsidiaries (each, a “Buyer Tax Return”). If the preparation and filing of or the payment of Taxes with respect to any Buyer Tax Return would reasonably be expected to give rise to an indemnification claim pursuant to Section 9(a), affect the calculation of the NLC Closing Tangible Book Value pursuant to Section 2(c) or would otherwise reasonably be expected to increase the Tax liability of Seller or any of its Affiliates, Buyer shall deliver to Seller for its review and comment a copy of each such Buyer Tax Return at least 45 days prior to the due date thereof (taking into account any extensions), or as soon as reasonably practicable if the applicable due date is less than 45 days after the Closing or the end of the applicable Tax period. Buyer shall revise such Buyer Tax Return to reflect any reasonable comments (except to the extent any such comments would not “more likely than not” be sustained on the merits within the meaning of Treasury Regulations Section 1.6694-2(b)) received from Seller not later than 15 days before the due date thereof (taking into account any extensions), or as soon as reasonably practicable if the applicable due date is less than 15 days after delivery of such Buyer Tax Return. Except as provided in Section 10(b), Buyer shall not amend or revoke any such Buyer Tax Returns without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

(b)          Certain Tax Refunds. Any refunds or credits against Tax in lieu of a refund attributable to Taxes for which Seller indemnifies Buyer under Section 9(a) shall be for the account of Seller, and Buyer shall promptly claim (including by filing any necessary Tax Returns, including amended Tax Returns, if applicable, at the sole cost and expense of Seller) and pay over to Seller any such amounts which Buyer has received in cash or as a credit against Tax, net of any increased Tax liability of Buyer or any of its Affiliates (including NLC and its Subsidiaries) by reason of the receipt of such refund or credit and of any reasonable expenses of obtaining such refund or credit, except to the extent such amounts have been or will be taken into account in calculating the NLC Closing Tangible Book Value.

(c)          Tax Sharing Agreements. To the extent relating to NLC or any of its Subsidiaries, Seller shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing agreements or arrangements, if any, to which any of NLC or any of its Subsidiaries, on the one hand, and Seller or any of its Subsidiaries (other than NLC or any of its Subsidiaries), on the other hand, are parties, and neither Seller nor any of its Subsidiaries nor any of NLC or any of its Subsidiaries shall have any rights or obligations thereunder after the Closing.

(d)          Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any applicable analogous provision of state, local or non-U.S. Law), Seller, Buyer, NLC and their respective Affiliates shall treat any and all payments under Section 2(c)(vii), Section 9(a) or Section 9(b) as an adjustment to the Closing Purchase Price for Income Tax purposes.

(e)          Cooperation and Exchange of Information. Each Party shall, and shall cause its Affiliates to, provide to the other Party such reasonable cooperation, documentation and information relating to NLC and its Subsidiaries as either of them may request that is reasonably necessary in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or a right to refund of Taxes, (iii) preparing any financial statement in relation to Taxes, or (iv) conducting any Tax Proceeding or other claim or proceeding in respect of Taxes. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to relevant rulings or other relevant determinations by Tax Authorities and relevant records concerning the ownership and Tax basis of relevant property and other relevant information, which any such Party may possess; provided, however¸ that notwithstanding anything to the contrary in this Agreement, neither Party shall be required to provide any Person with any Tax Return or copy of any Tax Return of (A) such Party or any of its Subsidiaries (other than NLC and its Subsidiaries) or (B) a consolidated, combined or unitary group that includes such Party and any of its Subsidiaries. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(f)           Post-Closing Tax Covenants; Certain Tax Returns. Buyer shall not, and shall not cause or permit any of its Affiliates (including NLC and its Subsidiaries after the Closing) to (i) make any election under Section 338 or 336(e) of the Code with respect to the acquisition of any of NLC or its Subsidiaries pursuant to this Agreement, (ii) make, change or revoke any Tax election (including any entity classification election pursuant to Treasury Regulation Section 301.7701-3) with respect to NLC or any of its Subsidiaries that has retroactive effect to any taxable period (or portion thereof) ending on or before the Closing Date, (iii) take any action on the Closing Date or after the Closing that is outside the ordinary course of business with respect to NLC or any of its Subsidiaries except to the extent any such transaction is treated as occurring after the Closing Date and is reported solely on Tax Returns of Buyer or any of its Affiliates (including NLC and its Subsidiaries after the Closing), or (iv) take any action or enter into any transaction, in each case, not required by applicable Law or this Agreement that could reasonably be expected to increase the liability of any of Seller or its Affiliates (other than NLC and its Subsidiaries) for Taxes. Seller shall make an election pursuant to Treasury Regulations Section 1.1502-36(d)(6)(i)(A) and Section 1.1502-36(e)(5) to reduce its basis in the NLC Shares if such shares are “loss shares” within the meaning of Treasury Regulations Section 1.1502-36(f)(7).

(g)          Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Buyer and Seller shall each pay, when due, and be responsible for, fifty percent (50%) of any sales, use, transfer (including real estate transfer), documentary, stamp, value added, goods and services or similar Taxes and related fees imposed on or payable in connection with the Transaction (“Transfer Taxes”). The Party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other Party. Seller and Buyer shall, and shall cause their respective Affiliates to, reasonably cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes. For the avoidance of doubt, the Closing Purchase Price set forth in this Agreement is exclusive of Transfer Taxes.

Section 11.           Miscellaneous.

(a)          Press Releases and Public Announcements.  No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable Law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing Party will use its best efforts to advise the other Party prior to making the disclosure).

(b)          Burden and Benefit.

(i)                         Subject to Section 11(b)(i), this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns. This Agreement and all of its provisions are for the sole and exclusive benefit of the Parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies of any nature whatsoever under or by reason of this Agreement or any provision hereof.

(ii)                        Notwithstanding Section 11(b)(i), the Parties acknowledge and agree that RIH shall be an express third party beneficiary of this Agreement and may enforce the provisions hereof as if it were a party hereto with respect to any matters set forth herein, to the extent applicable or related to the Carrier Entities, Carrier Business or Carrier Entities Transaction including, without limitation, with respect to Section 5(a), Section 5(b), Section 5(d), Section 5(h), Section 6, Section 9 and Section 11 (including this Section 11(b)).

(iii)                       Each notice provided to a Party pursuant to Section 11(g) shall also be contemporaneously provided to RIH pursuant to Section 11(g).

(iv)                       Buyer shall seek the advice and consent of RIH in connection with Buyer’s (A) evaluation of the Closing Purchase Price pursuant to Section 2(b); (B) confirmation of the satisfaction by Seller of pre-Closing covenants pursuant to Section 5; (C) confirmation of the satisfaction by Seller of post-Closing covenants pursuant to Section 6; (D) confirmation of satisfaction of the conditions precedent to Closing (or waiver with respect thereto) pursuant to Section 7; (E) determination of whether to exercise Buyer’s termination rights pursuant to Section 8; (F) exercise of rights or obligations with respect to indemnification pursuant to Section 9; and (G) exercise of rights or obligations with respect to the tax covenants in Section 10; and the matters set forth in this Section 11.

(c)          Entire Agreement.  Subject to Section 5(g), this Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

(d)          Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns (and, to the extent set forth in Section 11(b)(ii), RIH and RIH’s successors and permitted assigns). No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided, however, that Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its controlled Affiliates or as collateral security to its financing sources, including, without limitation, the Lenders and/or an agent of the Lenders; and (ii) designate one or more of its controlled Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder).

(e)          Counterparts.  This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together will constitute one and the same instrument.

(f)          Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(g)          Notices.  All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) 1 business day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) 1 business day after being sent to the recipient by facsimile transmission or electronic mail, or (iv) four business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

If to Seller:

Prior to February 14, 2020:

ARC Insurance Holdings, Inc.
c/o Hilltop Holdings Inc.
2323 Victory Avenue, 14th Floor
Dallas, Texas 75219
Attn:	General Counsel
Fax:	214-580-5722
E-mail:	cprestidge@hilltop-holdings.com

On or after February 14, 2020:

ARC Insurance Holdings, Inc.
c/o Hilltop Holdings Inc.
6565 Hillcrest Avenue
Dallas, Texas 75205
Attn:	General Counsel
Fax:	214-580-5722
E-mail:	cprestidge@hilltop-holdings.com

Copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attn:	David E. Shapiro
Samson Z. Mesele
E-mail:	DEShapiro@wlrk.com
SZMesele@wlrk.com

If to Buyer:

Align NL Holdings, LLC
c/o Align Financial Holdings, LLC
350 10th Ave, Ste 1450
San Diego, CA 92101
Attn:	Kieran A. Sweeney
E-mail:	ksweeney@aligngeneral.com

Copy to (which shall not constitute notice):

Durham Jones & Pinegar, P.C.
192 E 200 N, Third Floor
St. George, UT 84770
Attn:	Joshua E. Little
E-mail:	jlittle@djplaw.com

If to RIH:

ReAlign Insurance Holdings, Inc.
c/o McCarthy Capital
1601 Dodge Street, Suite 3800
Omaha, NE 68102
Attn:	Jonathan J. Wegner, General Counsel
Email:	jwegner@mccarthycapital.com

Copy to (which shall not constitute notice):

Bryan Cave Leighton Paisner LLP
211 N. Broadway, Ste. 3600
St. Louis, MO 63102
Attn:	Kevin B. Fischer
Michael A. Schwartz
E-mail:	kbfischer@bclplaw.com
michael.schwartz@bclplaw.com

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

(h)          Governing Law; Venue.  This Agreement shall be governed by and construed in accordance with the domestic Laws of the State of Texas without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Texas. THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT SHALL BE TRIED AND LITIGATED ONLY IN THE STATE AND FEDERAL COURTS LOCATED IN THE COUNTY OF DALLAS, STATE OF TEXAS. EACH PARTY HEREBY SUBMITS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, TO THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON CONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION.

(i)           Amendments and Waivers.  No amendment of any provision of this Agreement (including the documents referred to herein) shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver, nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(j)           Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any Party or RIH, upon any breach or default of any other Party, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

(k)          Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(l)           Expenses.  Each of Buyer, Seller, NLC, and NLC’s Subsidiaries will bear its own costs and expenses (including legal fees and expenses, but not, for the avoidance of doubt, including Transfer Taxes) incurred in connection with this Agreement and the Transaction; provided, however, that all expenses (whether billed or unbilled) incurred by NLC or any NLC Subsidiary on or prior to the Closing Date in connection with the Transaction shall be properly recorded as liabilities of NLC as of the Closing Date (except that all legal and financial fees and expenses incurred by NLC or any NLC Subsidiary in connection with the negotiation, execution and consummation of the Transaction shall be borne by Seller); provided, further, that regulatory filing fees for filings Buyer is required to make in connection with the consummation of the transactions described in this Agreement shall be expenses of Buyer.

(m)         Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation.

(n)          Incorporation of Exhibits, Annexes, and Schedules.  The Exhibits, Annexes, and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

(o)          Waiver of Jury Trial.  THE PARTIES HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTION, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. THE PARTIES REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

(p)          Specific Performance.  Each of the Parties acknowledges and agrees that the other parties would be damaged irreparably, and in a manner for which monetary damages would not be an adequate remedy, in the event any of the provisions of this Agreement are not performed in accordance with its specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties (and RIH, with respect to the Carrier Entities, Carrier Business and Carrier Entities Transaction) shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.

(q)          Parent Guaranty.  To induce the Seller to enter into this Agreement, Parent absolutely, unconditionally and irrevocably guarantees to Seller (the “Guaranty”), on the terms and conditions set forth herein the due, full and punctual (i) payment of any amount payable by Buyer or any amount due hereunder; and (ii) performance of all of Buyer’s obligation pursuant to this Agreement (the “Guaranteed Obligations”). All payments hereunder shall be made in lawful money of the United States, in immediately available funds. The Guaranty is one of payment, not collection and Parent acknowledges that a separate action or actions may be brought and prosecuted against Parent for the full amount of the Guaranteed Obligations to enforce this Guaranty, irrespective of whether any action is brought against Buyer or whether Buyer is joined in any such action or actions. Parent agrees that the Guaranteed Obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by: (i) the failure or delay of Seller to assert any claim or demand or to enforce any right or remedy against Buyer; (ii) the addition, substitution or release of any Person now or hereafter liable with respect to the Guaranteed Obligations; (iii) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Buyer; or (iv) the adequacy of any other means Seller may have of obtaining payment of the Guaranteed Obligations. To the fullest extent permitted by applicable Law, Parent hereby expressly waives any and all rights or defenses arising by reason of any Law that would otherwise require any election of remedies by Seller. Parent hereby waives presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any of the Guaranteed Obligations and all other notices of any kind (other than notices expressly required to be provided to Buyer pursuant to this Section 11(q)), all defenses which may be available by virtue of any stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshaling of assets of Buyer, and all suretyship defenses generally.

(r)           Certain Financing Provisions.  Notwithstanding anything in this Agreement to the contrary, Seller on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (i) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each Party irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court, (ii) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing, (iii) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iv) agrees that service of process upon Seller, its Subsidiaries or its controlled Affiliates in any such proceeding shall be effective if notice is given in accordance with Section 11(g), (v) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court, (vi) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (vii) agrees that none of the Financing Parties will have any liability to Seller or any of its Subsidiaries or any of their respective controlled Affiliates or representatives (in each case, other than Buyer or its Subsidiaries) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (viii) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 11(r), and that such provisions and the definition of “Financing Parties” shall not be amended in any way adverse to the Financing Parties without the prior written consent of the Financing Entities.

(Signature page to follow.)

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

BUYER:

Align NL Holdings, LLC

By:	/s/ Kieran A. Sweeney
Name:	Kieran A. Sweeney
Title:	Chief Executive Officer

PARENT:

Align Financial Holdings, LLC (solely for purposes of the Parent Sections)

By:	/s/ Kieran A. Sweeney
Name:	Kieran A. Sweeney
Title:	Chief Executive Officer

SELLER:

ARC Insurance Holdings,Inc.

By:	/s/ Jeremy B. Ford
Name:	Jeremy B. Ford
Title:	President

Hilltop Holdings Inc.

By:	/s/ Jeremy B. Ford
Name:	Jeremy B. Ford
Title:	President and Chief Executive Officer

MGI:

MGI Holdings,Inc.
(solely for purposes of Section 5(b)(i) herein)

By:	/s/ Patrick J. Duffy
Name:	Patrick J. Duffy
Title:	President

[Signature Page to Stock Purchase Agreement]